As filed with the Securities and Exchange Commission on September 25, 2000
                                                  Registration No. 333-
--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                          QUIKBIZ INTERNET GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)



           Nevada                           7371                  88-0320364
----------------------------     ---------------------------  ------------------
(State or Other Jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)    Identification
                                                                Number)

                               6801 Powerline Road
                          Ft. Lauderdale, Florida 33309
                                 (954) 970-3553
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


                   David B. Bawarsky, Chief Executive Officer
                          QuikBiz Internet Group, Inc.
                               6801 Powerline Road
                          Ft. Lauderdale, Florida 33309
                                 (954) 970-3553
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 818-8800
                           (212) 818-8881 - Facsimile

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______________

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

|-|

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| _______________

                         CALCULATION OF REGISTRATION FEE

                                                                    Proposed
                                                                    Maximum              Proposed
                                                                    Offering             Maximum
Title of Each Class of          Amount to be      Price Per         Aggregate            Amount of
Securities to be Registered      Registered         Unit          Offering Price      Registration Fee
----------------------------    ------------      ---------      ---------------      ----------------
Common stock                       900,369         $0.28(1)      $ 252,103.32(1)        $    66.56
Common stock(2)                    180,000         $0.75(2)      $  135,000.00          $    35.64
                                                                                        ----------
     Total Registration Fee.....................................................        $   102.20
                                                                                        ==========


(1) Based upon the closing price of QuikBiz Internet Group, Inc. common stock as reported on the OTC Bulletin Board on September 19, 2000, pursuant to Rule 457(c) of the Securities Act of 1933.

(2) Issuable upon the exercise of common stock purchase options issued to Graubard Mollen & Miller on June 23, 2000. The initial exercise price of the warrants is $.75 per share.

PROSPECTUS

QuikBIZ Internet Group, Inc.

6801 Powerline Road
Ft. Lauderdale, Florida 33309
(954) 970-3553

The Resale of 1,080,369 Shares of Common Stock

         The selling price of the shares will be determined by market factors at the time of their resale.

                      ------------------------------------



         This prospectus relates to the resale by the selling stockholders of up to 1,080,369 shares of common stock. The selling stockholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. Of the shares offered,

         o        900,369 shares are presently outstanding,

         o up to 180,000 shares are issuable upon the exercise of outstanding options held by our securities counsel, Graubard Mollen & Miller.

         We will receive no proceeds from the sale of the shares by the selling stockholders. However, we may receive up to $135,000 from the sale to Graubard Mollen & Miller of shares issuable upon the exercise of any options that may be exercised by Graubard Mollen & Miller.

         Our common stock is quoted on the OTC Bulletin Board under the symbol QBIZ. On September 19, 2000, the closing price of the common stock on the Bulletin Board was $.28 per share.

         Investing in the common stock involves a high degree of risk. You should invest in the common stock only if you can afford to lose your entire investment. See "Risk Factors" beginning on page 7 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is September__, 2000

         Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

         You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

         The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

                                Table of Contents

                                    Page                                   Page
                                    ----                                   ----
Prospectus Summary.................  3   Management.......................  26
Summary Financial Data.............  6   Executive Compensation...........  27
Risk Factors.......................  7   Principal Stockholders...........  30
Use of Proceeds.................... 11   Certain Transactions.............  31
Price Range of Common Stock........ 12   Description of Securities........  32
Dividend Policy.................... 12   Legal Matters....................  33
Management's Discussion and              Experts..........................  34
   Analysis of Financial Condition       Where You Can Find
   and Results of Operations...     13      More Information..............  34
Business........................... 19   Index to Financial Statements.... F-1
Selling Stockholders............... 23
Plan of Distribution............... 25
                      ------------------------------------


         QuikBIZ Internet Group, Inc. is a Nevada corporation. We were originally incorporated in 1984 in Utah under the name Sunwest Industries, Inc. In 1994 we merged with International Training & Education Corp., changed our name to International Trading & Education Corp. and became a Nevada corporation. In 1996 we changed our name to DigiMedia USA, Inc. In May 1997, we merged with Nitros Franchise Corporation and changed our name to Nitros Franchise Corporation. In July 1997, we changed our name to Algorhythm Technologies Corporation. In July 1998 we changed our name to QuikBIZ Internet Group, Inc.

         Our principal executive offices are located at 6801 Powerline Road, Ft. Lauderdale, Florida 33309 and our telephone number is (954) 970-3553.

         Some of the statements contained in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are forward-looking and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:

          o our significant historical losses and the expectation of continuing losses;

          o    rapid technological change in the Internet industry;

          o    our reliance on key strategic relationships and accounts;

          o    the impact of competitive products and services and pricing; and

          o    uncertain protection of our intellectual property.

In this prospectus, we refer to QuikBIZ Internet Group, Inc. as we or QuikBIZ. We refer to our subsidiary QuikBIZ Media Centers, Inc. (formerly QuikLAB Multimedia Centers, Inc.) as QuikBIZ Media, and to our subsidiary
SmithAgency.com, Inc. as SmithAgency.com.

                               Prospectus Summary

         This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Business

         Through our principal subsidiaries, QuikBIZ Media and SmithAgency.com, we produce content for business communications, with an emphasis on electronic media and the Internet. We are striving to develop a "one-stop" environment for development and delivery of business communications content.

         QuikBIZ Media, established in 1991, is a business-oriented, storefront electronic media production facility. QuikBIZ Media offers a wide variety of audio, video, multimedia and Internet services and products to business entities, government agencies, non-profit organizations, schools, universities, religious organizations and consumers. QuikBIZ Media produces and assists companies in creative content for all types of corporate communication including sales, training, public relations and promotion. A number of QuikBIZ Media's services can be ordered online, through our QuikBIZ Express website (www.quikbizexpress.com).

         QuikBIZ Media operates QuoteIt.com (www.quoteit.com), an Internet "bidding" website where purchasers of electronic media duplication services can "name their own price" for audio, video, CD and digital video disk (DVD) media duplication. QuoteIt.com provides businesses, non-profit corporations, government agencies, schools, universities, and religious organizations with a "one-stop" site for shopping for media duplication services on-line. QuikBIZ Media provides the duplication services through its own facilities and through third party duplication/replication companies throughout the United States.

         QuikBIZ Media also operates the QuikBIZ Mall (www.quikbiz.com), a virtual mall on the Internet that offers corporate communications products, services and supplies on-line. The QuikBIZ Mall also offers discount pricing, one-stop shopping, easy ordering and quick delivery, and we expect that in the future it will also offer product comparison data. We currently own and maintain most of the merchant stores in the QuikBIZ Mall. We create most of the merchant stores and purchase the products directly through "drop-ship" vendors. Purchasers order products and services and pay by credit card once the order is ready for shipment. Each store has its own separate URL and is marketed independently of the mall. There are presently 11 stores on the Mall: M2 PressWIRE, Media Furnishings, QuikBIZ Media, QuoteIt.com, The Presentation Shop, Pro-Tape Outlet, SmithAgency.com, BizBookStop, CDsupplies.com, LCD Mart, Pix'l Creative and QuikBIZ Express. We own all of the stores except M2 PressWIRE.

         SmithAgency.com, established in 1983, is a full service advertising, marketing and media placement agency. SmithAgency.com provides its clients with a broad range of services, including television commercial and radio commercial development and production, print advertising development and production, direct marketing promotions, general image advertising, design services, Internet site design and public relations. SmithAgency.com has created a separate division, called Pix'l Creative, to provide advertising, marketing and public relations services on a per-project basis.

         On August 31, 1999, we completed the acquisition of substantially all of the assets of Gallaspy & Lobel, Inc., an advertising firm based in south Florida doing business under the name G&L Group. We acquired all of G&L Group's contracts and pending orders with its existing active clients, and all of G&L Group's accounts receivable relating to its existing active clients. In connection with the acquisition, G&L Group's president, James Lobel, has become the president of SmithAgency.com.

         On May 30, 2000, we completed the acquisition of Mason Strategic Communications, Inc., a public relations and strategic consulting firm doing business in South Florida. In connection with the acquisition of Mason Strategic Communications, Inc., two of its principals, Debra A. Mason and John Pace, entered into three year employment agreements with SmithAgency.com. The acquisition of Mason Strategic Communications, Inc. enhances our ability to offer public relations and strategic business consulting services.

Shares We Are Registering

         On May 2, 2000, we issued 55,454 shares of common stock to James Lobel pursuant to an employment agreement between SmithAgency.com and Mr. Lobel. The resale of 35,454 of those shares is covered by this prospectus.

         On May 2, 2000, we issued 240,000 shares of common stock to David Bawarsky, our President, Chief Executive Officer and Chief Financial Officer and one of our directors, in connection with Mr. Bawarsky's cashless exercise of options he held to purchase 300,000 shares at an exercise price of $.15 per share. On June 15, 2000 we issued 200,000 shares of common stock to Mr. Bawarsky in connection with Mr. Bawarsky's exercise of options he held to purchase 200,000 shares at an exercise price of $.002 per share. On May 12, 2000, we issued 100,000 shares of common stock to Kirk Girrbach, one of our directors, in connection with Mr. Girrbach's exercise of options he held to purchase 100,000 shares at an exercise price of $.15 per share. The resale of the common stock issued to Mr. Bawarsky and Mr. Girrbach in connection with these option exercises is covered by this prospectus.

         On June 9, 2000, we issued 96,610 shares of common stock to Debra A. Mason and 148,305 shares of common stock to John Pace pursuant to employment agreements between SmithAgency.com and such individuals. The resale of these shares by Ms. Mason and Mr. Pace is covered by this prospectus.

         On June 23, 2000, we issued options to purchase 180,000 shares of common stock at an initial exercise price of $.75 per share to our securities counsel, Graubard Mollen & Miller, in consideration for services rendered. The resale of the common stock issuable to Graubard Mollen & Miller upon exercise of the options is covered by this prospectus.

         On July 12, 2000, we issued 32,000 shares of common stock to Kenneth F. Darrow, P.A., in consideration for legal services to be rendered pursuant to a retainer agreement. The resale of these shares is covered by this prospectus.

         On July 24, 2000, we issued 48,000 shares of common stock to Sea-Cam, Inc. in consideration for video production services rendered. The resale of these shares is covered by this prospectus.

Key Facts

Total shares outstanding prior              15,598,598(1) as of
  to the offering                           September 19, 2000

Shares being offered for resale
  to the public                             1,080,369(2)

Total shares outstanding after
  the offering                              15,598,598(1)

Price per share to the public               Market price at time of resale.

Total proceeds raised by offering           None; however, we may receive up to
                                            $135,000 from the sale to Graubard
                                            Mollen & Miller of shares issuable
                                            upon exercise of the options held by
                                            Graubard Mollen & Miller.

Use of proceeds from the sale of
  shares to Graubard Mollen & Miller        We plan to use the proceeds for
                                            working capital and general
                                            corporate purposes.

OTC Bulletin Board Symbol                   QBIZ

(1) Does not include (i) 600,000 shares of common stock underlying warrants issued to M.H. Meyerson & Co., Inc. in July 1998 to purchase common stock at $.25 per share, expiring on July 14, 2003; (ii) 504,491 shares underlying warrants issued to Swartz Private Equity, LLC in connection with an investment agreement between QuikBIZ and Swartz; (iii) 30,000 shares of common stock underlying options to purchase common stock at $.002 per share, issued to each of Bohdan Moroz and Kirk J. Girrbach; (iv) 750,000 shares of common stock reserved for issuance under our 2000 Performance Equity Plan, including 362,500 shares issuable upon exercise of options with an exercise price of $.75 per share granted to employees and directors of the Company under the Plan; (v) 180,000 shares issuable upon exercise of options granted to Graubard Mollen & Miller outside the Plan with an initial exercise price of $.75 per share; (vi) 30,000 shares of common stock issuable upon exercise of options with an exercise price of $.90 per share granted to an employee of SmithAgency.com outside the Plan; and (vii) 18,643 shares of common stock issuable upon conversion of 261 shares of preferred stock.

(2) Includes (i) 900,369 shares that are presently outstanding, and (ii) up to 180,000 shares underlying options issued to Graubard Mollen & Miller.

                             Summary Financial Data

         The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                                Six Months
                            Year Ended December 31,           Ended-June-30
                           ------------------------       ---------------------
                             1998           1999           1999          2000
                             ----           ----           ----          ----
                                                              (Unaudited)

Revenue                  $  2,142,414  $  4,488,363     1,790,645     3,110,115

Operating Expenses..        2,899,298     5,258,165     1,964,824     3,444,065

Net Loss............         (783,364)     (789,427)     (182,797)     (345,114)

Basic (loss) per
common share........     $     (0.060) $     (0.058)       (0.014)       (0.024)

Weighted average
number of common
shares outstanding..       13,067,857    13,590,236    13,350,676    14,555,807





                                                     December 31,      June 30,
                                                        1999            2000
                                                    -------------  -------------
Balance Sheet Data:                                                  (Unaudited)

   Working capital..........................        $ (1,116,245)  $ (1,266,849)

   Total assets.............................           1,907,643      2,191,307

   Total liabilities........................           1,807,258      2,131,811

   Stockholders' equity.....................        $    100,385   $     59,496

                                  Risk Factors

         An investment in the common stock being offered for resale by the selling stockholders is very risky. You should be able to bear a complete loss of your investment. Before purchasing any of the common stock, you should carefully consider the following risk factors, among others.

We have incurred significant losses and expect to continue to do so.

         To date, we have incurred significant losses. At June 30, 2000, our accumulated deficit was $3,527,264 and our working capital deficit was $1,266,849. For the year ended December 31, 1999, we incurred a net loss of $789,427 and for the year ended December 31, 1998, we incurred a net loss of $783,364. For the six months ended June 30, 2000, we incurred a net loss of $345,114. These losses have resulted primarily from:

          o significant costs associated with the acquisition of Nitros Franchise Corporation and SmithAgency.com in 1997, QuikBIZ Media in 1998 and G&L Group in 1999.

          o significant costs associated with the development of the QuikBIZ Mall, QuikBIZ Express and QuoteIt.com.

          o significant costs associated with the development of QuikBIZ Media and SmithAgency.com.

         We expect to continue to incur operating losses in the future. There is no assurance that sales of our products and services will ever generate sufficient revenues to fund our continuing operations, that we will generate positive cash flow or that we will attain or sustain profitability.

We have a limited operating history.

         Although QuikBIZ was incorporated in 1984, it had no significant business operations until May 1997. David Bawarsky, our Chief Executive Officer, has been with us only since May 1997. Because of our limited operating history, you have limited information on which to assess our ability to realize operating revenues or profits in the future.

We will require additional financing.

         Lack of sufficient funding could force us to curtail substantially or cease our operations, which would have a material adverse effect on our business. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next 12 months may need to come primarily from the proceeds of the investment agreement with Swartz. However, our ability to raise funds under the investment agreement is subject to certain conditions. These conditions include the continuing effectiveness of a registration statement covering the resale of the shares sold under the investment agreement and a limitation on the number of shares we may issue based on the volume of trading in the common stock. We anticipate that our future cash requirements may be fulfilled by improved sales of products and services, the sale of additional equity securities, debt financing and/or the sale or licensing of certain of our technologies. However, we cannot assure you that any future funds required in excess of the proceeds of the investment agreement will be generated from operations or from the aforementioned investment agreement or other potential sources. We also cannot assure you that the required funds, if available, will be available on attractive terms or that the terms under which they are raised will not significantly dilute the interests of our existing stockholders.

The market for online commerce is still developing and is subject to a high degree of uncertainty.

         The market for online commerce is rapidly evolving and is subject to a high level of uncertainty. Our success will depend to a substantial extent on the willingness of the public to use online services as a method to purchase corporate communications products and media duplication services. Although members of management have considerable business experience, this is a new venture and members of management have limited experience in the operation and management of an Internet-based business.

The market in which we compete is subject to rapid technological change.

         Technology in the Internet industry changes rapidly, and our products and services, as well as the skills of our employees, could become obsolete quickly. Our success will depend, in part, on our ability to improve our existing services, develop new services and solutions that address the increasingly sophisticated and varied needs of our current and prospective clients, and respond to technological advances, emerging industry standards and practices and competitive service offerings.

We could lose money on projects for which we set a fixed price.

         We currently bill for most of our services on a "time and materials" basis. However, we intend to increase the percentage of our work that is billed at a fixed price and the percentage of revenues from these fixed-price engagements. If we fail to estimate accurately the resources and time required for a project, to meet client expectations about the services to be performed, or to complete projects within budget, we will have cost overruns and, in some cases, penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We rely upon key strategic relationships.

         We have established a number of strategic relationships with leading hardware and software companies, some of which can be terminated on short notice by the parties. These relationships are not supported by written agreements. If we lose any one of these strategic relationships we could be deprived of the opportunity to gain early access to leading-edge technology, market products cooperatively with the hardware or software company, cross-sell additional services and gain enhanced access to vendor training and support, which could have a material adverse effect on our business, financial condition and results of operations.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

         We compete with advertising, video production and media duplication companies, many of whom are developing or can be expected to develop Internet strategies similar to ours. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services than we offer and have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not harm our business.

Protection of our intellectual property is limited and there is a risk of claims for infringement.

         We regard our copyrights, trademarks and trade secrets (including our methodologies, practices and tools) as important to our success. If others infringe or misappropriate our copyrights, trademarks or similar proprietary rights, our business could be hurt. In addition, although we do not believe that we are infringing the intellectual property rights of others, other parties might assert infringement claims against us. Such claims, even if not true, could result in significant legal and other costs and be a distraction to management. Protection of intellectual property rights in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with intellectual property will increase.

We depend on David Bawarsky and James Lobel and the loss of either of their services could harm our business.

         We place substantial reliance upon the efforts and abilities of David Bawarsky, our Chief Executive Officer, and James Lobel, the President of SmithAgency.com. The loss of the services of either of them could have a material adverse effect on our business, operations, revenues or prospects. Through our subsidiaries, we presently have employment agreements with each of them. Mr. Bawarsky's employment agreement with QuikBIZ Media expires on June 15, 2003. Mr. Lobel's employment agreement with SmithAgency.com expires on October 30, 2002. We cannot assure you, however, that upon the expiration of their respective employment agreements they will remain in our employ. We do not maintain and we do not intend to obtain key man insurance on the lives of Messrs. Bawarsky and Lobel.

We may be subject to government regulation in the future that could adversely affect our business.

         Our Internet-related business, and the Internet industry generally, is presently not subject to extensive government regulation. However, because the Internet is still evolving, new laws or regulations may be implemented that specifically impact our business. New laws or regulations may address issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional communications services with Internet communications. We cannot assure you that in the future, as the Internet market develops, regulation of certain activities on the Internet will not be implemented and that such regulation will not adversely impact our business and operations.

Our stock price is volatile.

         The market price of our common stock has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, overall equity market conditions or other events or factors. Because our stock is more volatile than the market as a whole, our stock is likely to be disproportionately harmed by factors that significantly harm the market, such as economic turmoil and military or political conflict, even if those factors do not relate to our business. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us it could result in substantial costs and a diversion of management's attention and resources, which would hurt our business.

Trading in our common stock on the OTC Bulletin Board may be limited.

         Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty reselling any of the shares that you purchase from the selling stockholders.

Our common stock is subject to penny stock regulation.

         Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely affect the market liquidity for our securities and could limit your ability to sell your securities in the secondary market.

A significant percentage of our common stock is held by our directors and executive officers, who can significantly influence all actions that require a vote of our stockholders.

         Our directors and executive officers currently own approximately 50.8% of our outstanding common stock. Accordingly, management is in a position to influence significantly the election of our directors and all other matters that are put to a vote of our stockholders.

The exercise of options and warrants may adversely affect our stock price and your percentage of ownership.

         There are presently outstanding options and warrants to purchase 1,736,991 shares of common stock and preferred stock convertible into 18,643 shares of common stock. We may issue additional warrants under an investment agreement dated as of July 9, 1999 that we entered into with Swartz that gives us the right to sell, or "put," to Swartz up to $20 million of our common stock. When we put shares to Swartz we must issue warrants to Swartz. The number of warrants that may be issued to Swartz under the investment agreement will fluctuate depending on the price at which we put shares to Swartz, which in turn will depend on the market price at the time of the puts. In the future, we may grant more warrants or options under stock option plans or otherwise. The exercise or conversion of stock options, warrants or other convertible securities that are presently outstanding or that may be granted in the future will dilute the percentage ownership of our other stockholders. The "Description of Securities" section of this prospectus provides you with more information about options and warrants to purchase our common stock and convertible preferred stock that will be outstanding after this offering.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of the shares by the selling securityholders. However, we may receive up to $135,000 from the sale to Graubard Mollen & Miller of shares issuable upon the exercise of options held by Graubard Mollen & Miller. We intend to use the proceeds from the exercise of options by Graubard Mollen & Miller for working capital and general corporate purposes.

                           Price Range of Common Stock

         Our common stock is traded on the OTC Bulletin Board. The following table sets forth the high and low sales prices of our common stock for each quarter for the years 1998 and 1999, the first and second quarters of 2000 and the third quarter of 2000 through September 19, 2000. As of September 19, 2000, there were 423 holders of record of our common stock.

         The prices set forth below are inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Common stock:


Year                                                   High           Low
----                                                   ----           ---
1998

First Quarter                                          .40           .10
Second Quarter                                         .38           .11
Third Quarter                                          .40           .22
Fourth Quarter                                         .968          .281

1999

First Quarter                                         1.875          .406
Second Quarter                                        2.281         1.031
Third Quarter                                         2.00           .625
Fourth Quarter                                        2.50           .375

2000

First Quarter                                         2.187         1.187
Second Quarter                                        1.625          .437
Third Quarter (through September 19, 2000)             .687          .281


                                 Dividend Policy

         We have not paid any dividends on our common stock during the past two years. We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not anticipate paying any cash dividends to our stockholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, will be determined by our Board of Directors in light of our earnings, financial condition, capital requirements and other factors.

                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Overview

         We provide businesses with communications services and products, including Internet, Intranet, Extranet, web site and electronic media solutions, advertising, marketing and branding services, and related services. We offer a comprehensive range of communications solutions designed to improve clients' business processes. We provide professional services including strategic consulting, analysis and design, technology development, systems implementation and integration and audio and visual materials, including audio, video, CD and DVD-Rom. We also provide advertising, marketing and consulting services in the areas of strategic corporate and product positioning, corporate identity and product branding, new media, packaging, collateral systems, direct marketing, consumer and trade promotions and media placement services.

         On August 31, 1999, we completed our acquisition of substantially all of the assets of G&L Group and combined its operations with those of SmithAgency.com. Accordingly, our financial statements have been presented to combine the consolidated financial statements of G&L Group and SmithAgency.com for the periods presented.

         Since the reverse merger with Nitros Franchise Corporation in May 1997, our operations have related primarily to recruiting personnel, raising capital, completing the acquisitions of SmithAgency.com (November 1997), QuikBIZ Media (July 1998) and G&L Group (September 1999) and developing our e-commerce Internet sites. Through December 31, 1998, we have derived our revenues from two of our wholly-owned subsidiaries: SmithAgency.com and QuikBIZ Media. Revenues from wholly-owned subsidiaries represented 100% of our revenues for the year ended December 31, 1999 and for the six-months ended June 30, 2000.

Results of Operations

         Our revenues have grown from $2,142,414 in 1998 to $4,488,363 in 1999 on an actual basis, but have declined from $7,458,000 in 1998 to $6,366,000 in 1999 on a pro forma basis giving effect to our acquisitions. Our revenues for the second quarter of 2000 were $1,383,591, compared to $1,106,019 for the second quarter of 1999.

         The consolidated December 31, 1998 financial statements included a net loss of $783,364, of which $460,491, or approximately 59%, was non-cash and mainly attributable to acquisition costs, including amortization of goodwill and employee compensation, and provision for uncollectible accounts. The consolidated December 31, 1999 financial statements included a net loss of $789,427, of which $381,661, or approximately 48%, was non-cash and mainly attributable to acquisition costs, including amortization of goodwill and employee compensation, and provision for uncollectible accounts. The unaudited June 30, 2000 consolidated financial statements included a net loss of $277,448 for the quarter, of which $197,177, or approximately 71%, was non-cash and mainly attributable to depreciation, amortization, non-cash compensation and consulting expenses.

Sources of Revenues and Revenue Recognition

         QuikBIZ consolidates the financial statements of acquired entities beginning on the date QuikBIZ assumes effective control of those entities. Revenues primarily consist of advertising and multimedia productions. We derive our revenues from services performed under one of three pricing arrangements: retainer, time-and-materials and fixed-price.

         We bill and recognize revenues from retainer agreements on a monthly basis while the agreements are in effect. Retainer agreements are generally one year in length and include a renewal clause. Typically, retainer relationships with clients result in additional fixed-price and time-and-materials projects. Retainer fees currently represent a small percentage of our overall revenues, although revenues from clients with whom we have retainer relationships represent a substantial portion of our overall revenues. Consistent with our focus on long-term relationships, our goal is to increase our number of retainer-based arrangements.

         We bill and recognize revenues from time-and-materials projects on the basis of costs incurred in the period. We use a standardized estimation and work plan development process to determine the requirements and estimated price for each project. This process takes into account the type and overall complexity of the project, the anticipated number of personnel of various skill sets needed and their associated billing rates, and the estimated duration of and risks associated with the project. Management personnel familiar with the production process evaluate and price all project proposals.

         We recognize revenues from fixed-price projects using the percentage-of-completion method based on the ratio of costs incurred to the total estimated project costs. Fees are billed to the client over the course of the project. We estimate the price for fixed-price projects using the same methodology as time-and-materials projects. All fixed-price proposals must first be approved by a member of our senior management team.

         We report revenue net of reimbursable expenses. Our revenues and earnings are affected by a number of factors, including:

-      the amount of business developed from existing relationships;
-      our ability to meet the changing needs of the marketplace;
-      employee retention;
-      billing rates;
-      our ability to deliver complex projects on time; and
-      efficient utilization of our employees.

         Many of our business initiatives, including our acquisition strategy, are aimed at enhancing these factors.

         Our expenses include direct costs, sales and marketing, general and administrative, depreciation and amortization of tangible assets, and amortization of goodwill. Direct costs includes salaries, benefits and incentive compensation of billable employees and other direct costs associated with revenue generation. Selling, general and administrative expenses include the salaries and benefits costs of management and other non-billable employees, sales and marketing expenses rent, accounting, legal and operational costs. Depreciation and amortization expenses primarily include depreciation of technology equipment, furniture and fixtures and leasehold improvements, and amortization of goodwill. Amortization of goodwill expenses include charges for the excess of purchase price over net tangible book value of acquired companies. Personnel compensation and facilities costs represent a high percentage of our operating expenses and are relatively fixed in advance of each quarter.

         To date, we have grown the size and scale of our business organically by attracting new clients, attracting new professional staff and expanding the range and complexity of the services we offer. We intend to continue to strive for organic growth.

Acquisition of Professional Services Firms

         In addition to organic growth, a key component of our overall growth strategy is the acquisition of, or investment in, complementary businesses, technologies, services and products. We have acquired four companies since 1997 and intend to continue to pursue opportunities to acquire similar businesses.

         We believe our acquisitions have supported our growth and enhanced the quality of services we offer our clients. Our acquisitions have allowed us to rapidly build our base of professionals in the context of a tight labor market for experienced technical and creative professionals. From July 1, 1997, to June 30, 2000, our staff increased from 2 to 36 employees. Our broadening Internet coverage has allowed us to better meet the needs of our national clients and to attract new clients who seek integrated services across diverse geographic areas. We have also been able to expand our service offerings through the acquisition of companies with complementary products and skill sets. Additionally, we expect to achieve cost synergies by consolidating management and back-office operations and sharing technical infrastructure.

         We evaluate acquisitions based on numerous quantitative and qualitative factors. Quantitative factors include historical and projected revenues and profitability, geographic coverage and backlog of projects under contract. Qualitative factors include strategic and cultural fit, management skills, customer relationships and technical proficiency. We used our common stock as the primary consideration. We anticipate that we will use common stock and cash as the primary form of consideration for future acquisitions.

         We strive to integrate all acquired companies into our operating organization. This integration includes business development, delivery of services, managerial and administrative support, benefits, purchasing and all other areas.

         All of our acquisitions have been accounted for using the purchase method. Under the purchase method, the financial data of the acquired entities are consolidated with our financial results from the effective dates of their acquisition. For each acquisition, a portion of the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values on the acquisition date. The remaining unallocated portion of the purchase price is allocated to intangible assets, primarily goodwill, and amortized on a straight-line basis over the estimated period of benefit, which is currently 10 years. We evaluate the period of benefit on a company-by-company basis. For the years ended December 31, 1999 and 1998, amortization of goodwill expense was $81,061 and $67,372, respectively. For the six-months ended June 30, 2000, amortization of goodwill expense was $55,083. We expect to incur additional acquisition-related amortization expenses as a result of our acquisition program.

Results of Operations

         The following discussion relates to our actual operating results for the periods noted. The operating results discussed include the operations of acquired companies from the effective dates of their acquisitions. Given that each of the years 1999 and 1998 includes revenues and expenses from new acquisitions, we believe that the operating results for 1999 are not directly comparable to the operating results for 1998.

Comparison of the Six-Months Ended June 30, 2000 and June 30, 1999

         Revenues. Revenues were 1,790,645 for the six months ended June 30, 1999 and grew to $3,110,115 for the six months ended June 30, 2000, an increase of approximately 74%. The increase in revenues reflected our acquisitions of G&L Group in August 1999, and the introduction of new strategy, creative and technology services to the marketplace.

         Direct Costs. Direct costs were $1,080,601 for the six months ended June 30, 1999 and grew to $2,542,441 for the six months ended June 30, 2000, an increase of approximately 135%. As a percentage of revenues, direct costs increased from approximately 60% for the six months ended June 30, 1999 to approximately 82% for the six months ended June 30, 2000. The increase in absolute dollars and percentage terms was primarily attributable to increased infrastructure expenses incurred to enhance our network and interactive capability and higher direct costs relating to acquired businesses.

         Selling General and Administrative Expenses. Selling, general and administrative expenses were $829,203 for the six months ended June 30, 1999 and decreased to $813,183 for the six months ended June 30, 2000, a decrease of less than 1%. As a percentage of revenues, selling, general and administrative expenses decreased from approximately 46% for the six months ended June 30, 1999 to approximately 26% for the six months ended June 30, 2000. The decrease in percentage terms was primarily attributable to improved economies of scale.

         Amortization of Goodwill. Amortization of goodwill was $33,686 for the six months ended June 30, 1999 and $55,083 for the six months ended June 30, 2000. As a percentage of revenues, amortization of goodwill represented 2% of revenues in the first six months of 1999 and 2% of revenues in the six months of 2000.

         Depreciation and Amortization. Depreciation and amortization expenses, net of amortization of goodwill, were $21,334 for the six months ended June 30, 1999 and increased to $33,358 for the six months ended June 30, 2000, an increase of approximately 56%. Depreciation and amortization, net of amortization of goodwill, represented approximately 1% of revenues in the six months ended June 30, 1999 and approximately 1% of revenues in the six months ended June 30, 2000. The increase in absolute dollar terms from year to year resulted from our acquisition of G&L Group.

         Net. Loss Primarily as a result of the increase in direct costs, we had a net loss of $345,114 for the six months ended June 30, 2000 compared to a net loss of $182,797 for the six months ended June 30, 1999.

Comparison of the Years Ended December 31, 1999 and December 31, 1998

         Revenues. Revenues were $2,142,414 in 1998 and grew to $4,488,363 in 1999, an increase of approximately 110%. The increase in revenues reflected the acquisition of G&L Group in August 1999.

         Direct Costs. Direct salaries and costs were $1,753,877 in 1998 and grew to $3,650,115 in 1999, an increase of approximately 108%. The increase in direct costs in 1999 compared to 1998 was primarily due to acquisitions. In the future, we expect direct costs to increase in absolute dollar terms but to decrease as a percentage of revenues due to improved economies of scale, the utilization of billable professionals and an increase in revenues pertaining to our e-commerce Internet sites.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses were $1,023,831 in 1998 and grew to $1,483,283 in 1999, an increase of approximately 45%. Selling, general and administrative expenses represented approximately 33% of revenues in 1999 and 48% of revenues in 1998. The increase in selling, general and administrative expenses in absolute dollar terms and the decrease in such expenses as a percentage of revenues in 1999 compared to 1998 was the result of our acquisitions. In the future, we expect selling, general and administrative expenses to increase in absolute dollars but to decrease as a percentage of revenues due to improved economies of scale and higher overall revenues.

         Amortization of Goodwill. Amortization of goodwill was $67,372 in 1998 and grew to $81,061 in 1999. Amortization of goodwill represented 2% of revenues in 1999 and 3% of revenues in 1998. The increase in amortization of goodwill was due to the goodwill resulting from the acquisition of G&L Group in 1999. We expect amortization of goodwill to increase in absolute dollar terms as we acquire additional companies.

         Depreciation and Amortization. Depreciation and amortization expenses, net of amortization of goodwill, were $54,218 in 1998 and decreased to $43,706 in 1999, a decrease of approximately 19%. Depreciation and amortization expenses, net of amortization of goodwill, represented approximately 1% of revenues in 1999 and 3% of revenues in 1998. The decrease from year to year was the result of organization costs becoming fully amortized in 1999.

Liquidity and Capital Resources

         Since inception, we have funded our operations and investments in property and equipment through cash from operations, equity financings, borrowings from commercial banks and capital leases.

         Our cash and cash equivalents were $35,758 at June 30, 1999 and $7,486 at June 30, 2000. Cash used in operating activities of $136,001 in the six months ended June 30, 1999 and $51,487 in the six months ended June 30, 2000 was augmented by net cash used in investing activities of $7,672 in the six months ended June 30, 1999 and $14,000 in the six months ended June 30, 2000, but offset by net proceeds of financing activities of $161,372 in the six months ended June 30, 1999 and $37,016 in the six months ended June 30, 2000.

         On July 9, 1999 we entered into an investment agreement with Swartz to raise up to $20 million through a series of sales of common stock. The dollar amount of each sale is limited by the trading volume and a minimum period of time must occur between sales. In order to sell shares to Swartz, there must be an effective registration statement on file with the SEC covering the resale of the shares by Swartz and we must meet certain other conditions. The agreement is for a three-year period ending July 9, 2002.

         On June 26, 2000, we sold 44,910 shares of common stock to Swartz pursuant to an investment agreement and received gross proceeds of $17,964 from the sale. In connection with the sale of the shares, we issued five year warrants to purchase 4,491 shares of common stock at an exercise price of $.55 per share to Swartz.

         We have incurred recurring operating losses and negative cash flows from operating activities and have negative working capital. Our available equity financing arrangement with Swartz allows us to sell or "put" shares of our common stock to Swartz in order to meet our working capital and capital expenditure requirements. The number of shares put to Swartz will fluctuate depending on the price at which we put shares to Swartz, which in turn will depend on the market price at the time of each put. The number of shares put on Swartz necessary to meet our working capital and working expenditure requirements will dilute the percentage ownership of our other stockholders. In addition, our current equity financing arrangement with Swartz may not be enough to meet our working capital and capital expenditure requirements. Therefore, we may need to obtain additional financing, and there is no assurance that additional financing, if needed, will be available on terms acceptable to us, if at all.

Forward-looking Statements

         When used in this prospectus and in our other filings with the Securities and Exchange Commission, in our press releases and in oral statements made with the approval of one of our authorized executive officers, the words or phrases "will likely result," "plans," "will continue," "is anticipated," "estimated," "expect," "project" or "outlook" or similar expressions (including confirmations by one of our authorized executive officers of any such expressions made by a third party with respect to us) are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties, including but not limited to our history of losses, our limited operating history, our need for additional financing, rapid technological change, and an evolving and uncertain market for on- line commerce, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the factors described in the Risk Factors section of this prospectus. We undertake no obligation to release publicly revisions we make to any forward-looking statements to reflect events or circumstances occurring after the date of such statements. All written and oral forward-looking statements made after the date of this prospectus and attributable to us or persons acting on our behalf are expressly qualified in their entirety by this discussion.

                                    Business

         QuikBIZ Internet Group, Inc. is a Nevada corporation. It was originally incorporated in 1984 in Utah under the name Sunwest Industries Inc. In 1994 it merged with International Training & Education Corp., changed its name to International Training & Education Corp. and became a Nevada corporation. In 1996 it changed its name to DigiMedia USA, Inc. In May 1997, it merged with Nitros Franchise Corporation and changed its name to Nitros Franchise Corporation. In July 1997, it changed its name to Algorhythm Technologies Corporation. In July 1998, it changed its name to QuikBIZ Internet Group, Inc.

         As a result of QuikBIZ's merger with Nitros Franchise Corporation in May 1997 and the change in management that accompanied the merger, QuikBIZ changed the focus of its business to the acquisition and development of Internet-related businesses and phased out its prior business, which consisted of developing computer-based training courses for the law enforcement industry. In November 1997, QuikBIZ acquired A.D.S. Advertising Corp., doing business as The Smith Agency (now SmithAgency.com, Inc.), and in July 1998, QuikBIZ acquired QuikBIZ Media.

         Through our principal subsidiaries, QuikBIZ Media, SmithAgency.com and Mason Strategic Communications, Inc., we produce content for business communications, with an emphasis on electronic media and the Internet. We are striving to develop a "one-stop" environment for development and delivery of business communications content.

         On August 31, 1999, we completed the acquisition of substantially all of the assets of Gallaspy & Lobel, Inc., an advertising firm based in south Florida doing business under the name G&L Group. We acquired all of G&L Group's contracts and pending orders with its existing active clients, as well as all of G&L Group's accounts receivable relating to its existing active clients. The accounts receivable we acquired totaled approximately $500,000. In consideration for G&L Group's assets, we assumed approximately $750,000 of G&L Group's liabilities and we issued 366,000 shares of common stock to G&L Group, valued for purposes of the transaction at $1.00 per share. Pursuant to the acquisition agreement, we issued another 122,000 shares to James Lobel on behalf of G&L Group on May 2, 2000. In connection with the acquisition, Mr. Lobel, who was the president of G&L Group, entered into a three- year employment agreement with SmithAgency.com and agreed to become the president of SmithAgency.com. We issued 55,454 shares of common stock to Mr. Lobel on May 2, 2000 pursuant to his employment agreement.

         On May 30, 2000, we completed the acquisition of Mason Strategic Communications, Inc., a public relations and strategic consulting firm doing business in South Florida. We acquired all of the outstanding stock of Mason Strategic Communications, Inc. in consideration for the issuance of 173,000 shares of QuikBIZ common stock to the stockholder of Mason Strategic Communications, Inc. 50,000 of the shares were placed in escrow pending fulfillment of certain accounts receivable and performance guarantees. We agreed that if the market price of QuikBIZ common stock is below $1.00 on May 31, 2001 we will issue additional shares to the stockholder of Mason Strategic Communications, Inc. in an amount that will bring the aggregate value of the shares issued to $173,000 on such date. In connection with the acquisition of Mason Strategic Communications, Inc., two of its principals, Debra A. Mason and John Pace, entered into three-year employment agreements with SmithAgency.com, Inc. We issued 96,610 shares of common stock to Ms. Mason and 148,305 shares of QuikBIZ common stock to Mr. Pace on June 9, 2000 pursuant to their employment agreements.

         QuikBIZ Media. QuikBIZ Media is a business-oriented, storefront electronic media production facility. It offers a wide variety of audio, video, multimedia and Internet services and products to businesses, government agencies, non-profit organizations, schools, universities, religious organizations and consumers. QuikBIZ Media produces and assists companies in creative content for all types of corporate communications including sales, training, public relations and promotion. QuikBIZ Media provides services in the development of Internet and Intranet sites, interactive media, video and audio production, video and audio digital encoding, video/audio/CD duplication and media package design and collateral materials. Most of the services offered through QuikBIZ Media are done in-house. QuikBIZ Media offers free pick-up, free delivery and same day service. More than 70% of QuikBIZ Media's clientele are businesses using electronic media for sales, training, public relations, promotion and corporate communications. QuikBIZ Media also acts as a service bureau, providing services for all formats of audio/visual and interactive media.

         QuikBIZ Media has been operating a multimedia center in Fort Lauderdale, Florida since 1991. It has developed and tested proprietary systems for operating store front multimedia centers and plans to open store front multimedia centers throughout the United States during the next five years. QuikBIZ Media served over 9,000 clients within the last four years. QuikBIZ Media was founded by its President, David Bawarsky, who is the Chief Executive Officer and Chairman of QuikBIZ.

         Many businesses compete with QuikBIZ Media in some aspects of the video, multimedia and the Internet industries. This competition includes traditional video production facilities, cable companies, television stations, duplication facilities, ISP companies, web development companies, advertising agencies and service bureaus. Most of QuikBIZ Media's competitors operate from office buildings or warehouses. Some limit their services to commercial or trade clients only; others are even more specialized.

         QuikBIZ Media is different from most of its competition because it operates in a convenient retail setting, with retail walk-in hours, and caters to businesses, schools, universities, government agencies, non-profit organizations, religious organizations and consumers. As a full service, retail multimedia showroom, QuikBIZ Media's retail shops provide an alternative to visiting several different, unrelated facilities to complete a multimedia project. A number of QuikBIZ Media's services can be ordered on- line through our QuikBIZ Express website (www.quikbizexpress.com).

         QuoteIt.com. QuoteIt.com (www.quoteit.com) is an Internet site created and operated by QuikBIZ Media that enables businesses, government agencies, non-profit corporations, schools, universities, religious organizations and consumers to shop for media duplication services on-line. Visitors to the site can name their own price for any quantity of audio, video, CD-Rom and digital video disc (DVD) services. QuoteIt.com then seeks a vendor willing to do the work at the quoted price. QuikBIZ Media provides the duplication services through its own facilities and through third party duplication/replication companies throughout the United States. Potential vendors are approved through an application process. If a vendor is approved, it becomes part of a pool of vendors that we approach with the consumer's bid price.

         The QuikBIZ Mall. The QuikBIZ Mall is a virtual mall for "business to business" corporate communications. The QuikBIZ Mall enables businesses to browse virtual, service-oriented specialty stores and order services on-line. All of our subsidiaries and business units, as well as certain strategic partners, are "tenants" in the QuikBIZ Mall. We create most of the merchant stores and purchase products directly through "drop-ship" vendors. Purchasers order products and services and pay by credit card once the order is ready for shipment. Each store has its own separate URL and is marketed interdependently of the mall. There are presently 12 stores on the Mall: M2 PressWIRE, Media Furnishings, QuikBIZ Media, QuoteIt.com, The Presentation Shop, Pro-Tape Outlet, SmithAgency.com, BizBookStop, CDsupplies.com, LCD Mart, Pix'l Creative and QuikBIZ Express. We own all of the stores except M2 PressWIRE.

         SmithAgency.com. SmithAgency.com is a full service agency specializing in advertising and public relations services. SmithAgency.com has been in business since 1983.

         SmithAgency.com offers a broad range of services to its clients, including television and radio commercial development and production, print advertising development and production, direct marketing promotions, general image advertising, design services, Internet site design and public relations. The traditional marketing services offered by SmithAgency.com include the development and planning of the advertising, including creative design and production of the advertisements, media research, planning and buying of space and time, and market research. SmithAgency.com has created a separate division, called Pix'l Creative, to provide advertising, marketing and public relations services on a per-project basis. The Pix'l Creative division will operate an e-commerce web site that will be linked to the QuikBIZ Mall.

         Direct marketing and promotions offered by SmithAgency.com include direct mail, direct response and 800 number services, as well as on-line marketing. The development and the design of interactive campaigns are part of the promotion aspect of the agency's business.

         General image advertising focuses on the company or organization as a whole and not on a specific product. This "branding" effort is an important element in building consumer confidence.

         SmithAgency.com represents clients in a wide variety of industries, including healthcare, automotive, consumer packaged goods, entertainment and the food industry.

         The marketing and communications industry is very competitive and is expected to remain so. SmithAgency.com's primary competitors are the advertising firms in the southeastern United States, but SmithAgency.com also faces competition from small- to mid-size firms in cities around the country. Competition in the advertising industry is based upon creativity, knowledge of media, ability to service a client, financial controls and "chemistry" with the client. Firms that have focused primarily in public relations are beginning to accept assignments for non-public relations work. The Internet appears to be giving rise to an influx of competitors who are not necessarily trained in the traditional aspects of the advertising industry.

Government Regulation

         Our Internet-related businesses, including the QuikBIZ Mall, are presently not subject to extensive government regulation. However, because the Internet is still evolving, new laws or regulations may be implemented in the future that specifically impact our Internet-related businesses. New laws or regulations may address issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information, security and the convergence of traditional communications services with Internet communications.

         The advertising services produced by SmithAgency.com are subject to the Federal Trade Commission Act and the regulations of the Federal Trade Commission. The FTC Act proscribes false advertising, misleading and unfair advertising and similar practices.



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



Employees

         QuikBIZ has one employee, QuikBIZ Media has 19 employees, Mason Strategic Communications, Inc. has 5 employees and SmithAgency.com has 11 employees. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

Litigation

         QuikBIZ Media is a defendant in a lawsuit filed in June 1999 in the Circuit Court of the 17th Judicial Circuit, in Broward County, Florida. The plaintiff, Lynda V. McGlawn, is seeking to collect a debt resulting from the assignment to her by Telephonetics International, Inc. of a debenture of QuikBIZ Media in the amount of $110,000. QuikBIZ Media previously filed a separate action in the Circuit Court against Telephonetics International, Inc. alleging, among other things, that QuikBIZ Media was fraudulently induced to execute the debenture. QuikBIZ Media is currently seeking to have the two lawsuits consolidated.

         On March 24, 2000, we commenced an action in the Circuit Court of the 17th Judicial Circuit, in Broward County, Florida against Andrew D. Smith, a principal stockholder of QuikBIZ and former officer and director of QuikBIZ and former officer and employee of SmithAgency, Charles Robb, a former employee of SmithAgency.com, and Random House, Inc. Our complaint alleges that Messrs. Smith and Robb breached their employment and non-competition agreements with SmithAgency and violated their fiduciary duties to SmithAgency by wrongfully taking confidential information relating to an advertising campaign developed for one of our clients and put that information into a manuscript for publication as a book by Random House, Inc. Our complaint further alleges that Messrs. Smith and Robb created a competing advertising agency after their employment with SmithAgency was terminated, in violation of their noncompetition agreements. We are seeking damages from Messrs. Smith and Robb and an injunction against further violation of their agreements. Our action against Random House, Inc. was settled amicably. On August 4, 2000, we amended our complaint to remove the claim for breach of Messrs. Smith and Robb's noncompetition agreements with the SmithAgency. The remaining claims are still pending resolution.

Properties

         Our subsidiaries lease the following properties:


                                                        Monthly   Termination
  Subsidiary            Location             Area         Rent       Date
  ----------            --------             ----       -------   -----------

SmithAgency.com    6801 Powerline Road     10,000       $6,500     8/31/2004(1)
                   Ft. Lauderdale          square
                   Florida  33309          feet

SmithAgency.com    5310 N.W. 33rd Ave.,     2,746       $3,098     1/31/2001
                   Ste. 212                square
                   Ft. Lauderdale          feet (2)
                   Florida  33309

                                                        Monthly   Termination
  Subsidiary            Location             Area         Rent       Date
  ----------            --------             ----       -------   -----------

QuikBIZ Media       2121 W. Oakland Park    6,700       $7,789    2/01/2006
                    Blvd., Suite 8          square
                    Ft. Lauderdale          feet
                    Florida  33311

Mason Strategic     800 East Broward        1,043       $1,935    5/31/2002
Communications,     Blvd., #505             square
Inc.                Ft. Lauderdale          feet (3)
                    Florida 33301

Mason Strategic     10505 SW 55th Place     2,000       $1,400    None(4)
Communications,     Gainesville             square
Inc.                Florida 32608           feet


------------------------------------


(1) SmithAgency.com has an option to renew this lease for an additional three-year term.

(2)  SmithAgency.com has sublet this space to a third party.

(3)  We plan to sublease this space to a third party.

(4)  This space is leased on a month-to-month basis.


                              Selling Stockholders

         The following table provides certain information with respect to the selling stockholders' beneficial ownership of our common stock as of August 28, 2000, and as adjusted to give effect to the sale of all of the shares offered hereby. David Bawarsky is an officer, director and principal stockholder of QuikBIZ. Kirk J. Girrbach is a director and former officer of the Company. James Lobel, Debra A. Mason and John Pace are officers of SmithAgency.com. Graubard Mollen & Miller is our corporate counsel, Sea-Cam, Inc. is an independent contractor that provides video production services to us, and Kenneth F. Darrow, P.A. is a law firm we have retained to advise us on certain franchise issues. None of the selling stockholders are or were affiliated with registered broker-dealers. See "Plan of Distribution." The selling stockholders possess sole voting and investment power with respect to the securities shown.


                                                           Shares Beneficially
                                                               Owned
                           Number of Shares                After Offering (1)
                             Beneficially     Number    ----------------------
                                Owned        of Shares   Number
     Name                  Before Offering   Offered    of Shares     Percentage
     ----                  ---------------  ----------  ----------   -----------
David B. Bawarsky            5,527,065(2)     440,000   5,087,065(2)    32.4%
Kenneth F. Darrow, P.A.         32,000         32,000           0          0
Kirk J. Girrbach             1,243,138(3)     100,000   1,143,138(3)     7.3%
Graubard Mollen & Miller       180,000(4)     180,000           0          0
James Lobel                    513,454(5)      35,454     478,000(5)     3.0%
Debra A. Mason                 269,610(6)      96,610     173,000(6)     1.1%
John Pace                      148,305(7)     148,305           0(7)       0
Sea-Cam, Inc.(8)                48,000         48,000           0          0

------------------------------------


(1) Assumes that all of the offered shares will be resold by the selling stockholders and none will be held by the selling stockholders for their own accounts.

(2) Includes 90,000 shares of common stock issuable upon exercise of outstanding options. Does not include 25,000 shares of common stock owned by Mr. Bawarsky's father, Henry Bawarsky. David Bawarsky disclaims beneficial ownership of the shares held by Henry Bawarsky.

(3) Includes 120,000 shares of common stock issuable upon exercise of outstanding options. Does not include an aggregate of 218,000 shares of common stock held by several adult members of Mr. Girrbach's family. Mr. Girrbach disclaims beneficial ownership of the shares held by such persons.

(4) Includes 180,000 shares of common stock issuable upon exercise of outstanding options exercisable at a price of $.75 per share.

(5) Includes 366,000 shares of common stock held by Gallaspy & Lobel, Inc. Mr. Lobel is the President of Gallaspy & Lobel, Inc. and with his wife owns all of the outstanding securities of Gallaspy & Lobel, Inc. Does not include options to purchase 50,000 shares of common stock at a price of $.75 per share that are not currently exercisable.

(6) Does not include 148,305 shares held by John Pace and being offered by Mr. Pace. Ms. Mason and Mr. Pace are married to each other.

(7) Does not include 96,610 shares held by Debra A. Mason and being offered by Ms. Mason. Ms. Mason and Mr. Pace are married to each other.

(8)  George Montiero is the sole stockholder of Sea-Cam, Inc.

Securities Being Registered

         On May 2, 2000, we issued 240,000 shares of common stock to David Bawarsky, our President, Chief Executive Officer and Chief Financial Officer and one of our directors, in connection with Mr. Bawarsky's cashless exercise of options he held to purchase 300,000 shares at an exercise price of $.15 per share. On June 15, 2000 we issued 200,000 shares of common stock to Mr. Bawarsky in connection with Mr. Bawarsky's exercise of options he held to purchase 200,000 shares at an exercise price of $.002 per share. On May 12, 2000, we issued 100,000 shares of common stock to Kirk Girrbach, one of our directors, in connection with Mr. Girrbach's exercise of options he held to purchase 100,000 shares at an exercise price of $.15 per share. The resale of the common stock issued to Mr. Bawarsky and Mr. Girrbach in connection with these option exercises is covered by this prospectus.

         On May 16, 2000, we issued 55,454 shares of common stock to James Lobel pursuant to an employment agreement between SmithAgency.com and Mr. Lobel. The resale of 25,454 of those shares is covered by this prospectus.

         On June 9, 2000, we issued 96,000 shares of common stock to Debra A. Mason and 148,305 shares of common stock to John Pace pursuant to employment agreements between SmithAgency.com and such individuals. The resale of these shares by Ms. Mason and Mr. Pace is covered by this prospectus.

         On June 23, 2000, we issued options to purchase 180,000 shares of common stock at a price of $.75 per share to our securities counsel, Graubard Mollen & Miller, in consideration for services rendered. The resale of the common stock issuable to Graubard Mollen & Miller upon exercise of the options is covered by this prospectus.

         On July 18, 2000, we issued 32,000 shares of common stock to Kenneth F. Darrow, P.A., in consideration for legal services to be rendered pursuant to a retainer agreement. The resale of these shares is covered by this prospectus.

         On July 24, 2000, we issued 48,000 shares of common stock to Sea-Cam, Inc. in consideration for services rendered. The resale of these shares is covered by this prospectus.

                              Plan of Distribution

         Each selling stockholder is free to offer and sell his or her common shares at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of common shares or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

         The selling stockholders may sell their shares directly to purchasers or to or through broker- dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Each selling stockholder and any broker-dealer that assists in the sale of the common stock may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the common shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions. The selling stockholders may agree to indemnify broker-dealers for transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to prospectus delivery requirements.

         We have informed the selling stockholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities Exchange Act of 1934, may apply to their sales in the market and have provided the selling stockholders with a copy of such rules and regulations.

         Selling stockholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling stockholders are responsible for brokerage commissions, if any, attributable to the sale of such securities.

                                   Management

         The following persons are our current directors, executive officers and significant employees:

         Name                        Age        Position
         ------                      ---        --------

         David Bawarsky              45         President, Chief Executive
                                                Officer, Chief Financial
                                                Officer and Director

         James Lobel                 55         Director of QuikBIZ
                                                and President of
                                                SmithAgency.com

         Kirk J. Girrbach            41         Director

         Dr. Bohdan Moroz            61         Director

         David Bawarsky has served as our Chief Executive Officer since May 1997, as a director since March 1997 and as our President, Chief Financial Officer and Treasurer since December 1999. He also served as President from May 1997 to November 1997. Mr. Bawarsky served as President of our wholly-owned subsidiary, QuikBIZ Media, since 1991, when he founded QuikBIZ Media. From July 1997 to March 1998, Mr. Bawarsky served as President and a director of Telephonetics International, Inc., a company engaged in the business of telephone advertising. Mr. Bawarsky was a consultant to QuikBIZ from 1995 to May 1997. From 1991 to 1997 Mr. Bawarsky was Vice President of Videotape Supply Company, Inc., a company engaged in the business of manufacturing video tapes. He was also an independent video consultant from 1990 to 1997.

         James Lobel has served as a director of QuikBIZ since August 1, 2000 and as President of SmithAgency.com since September 1999. He was the President of G&L Group from 1989, when he founded G&L Group, to August 1999. He was the Treasurer of Harvey Studios, Inc., an advertising design firm, from 1983 to 1989. He was selected as a Business Leader in Advertising & Public Relations by The Daily Business Review in 1994 and was named "Adman of the Year" in 1998 by the Ft. Lauderdale Ad Club.

         Kirk J. Girrbach has served as a director since April 1998. He serve as Treasurer from April 1998 to December 1999. Mr. Girrbach is a lawyer and since 1990 has conducted a law practice in Ft. Lauderdale, Florida, concentrating in the areas of securities, construction, contracts and real estate law. From November 1991 to May 1997, Mr. Girrbach served as President and director of QuikBIZ. From December 1985 to November 1994 he was a police officer and detective with the Ft. Lauderdale Police Department.

         Dr. Bohdan Moroz has served as a director since November 1997. Since 1982, he has been a licensed and practicing psychiatrist at Holy Cross Hospital in Ft. Lauderdale, Florida. He is a member of the American Medical Association, Canadian Royal College of Physical Medicine & Rehabilitation, American Congress of Physical Medicine & Rehabilitation, and the Broward County Medical Association.


                             Executive Compensation

         The following table lists the cash remuneration paid or accrued during 1999, 1998 and 1997 to Messrs. Bawarsky and Andrew Smith, who served as our President until October 1999. Except for Messrs. Bawarsky and Smith, none of our executive officers received compensation of $100,000 or more from us in 1998.

                           Summary Compensation Table

                                                               Other          Securities
      Name and Principal                                       Annual         Underlying
           Position            Year    Salary($)  Bonus($)  Compensation($)   Options(#)
          ----------           ----    ---------  --------  ---------------   ----------
David Bawarsky                 1999     91,346      0          16,438(1)             0
President, Chief Executive     1998     87,501(2)   0          13,800(3)       200,000
Officer, Chief Financial       1997          0      0               0          300,000
Officer and Treasurer

Andrew Smith                   1999     78,717      0           7,792(4)             0
Former President               1998    100,000      0               0                0
                               1997     16,500      0           1,500(5)       200,000

----------------

(1) Consists of $5,200 of life insurance premiums and $11,238 of automobile and insurance payments.

(2) $34,617 of this amount has been deferred and will be paid in the form of shares of common stock, valued at market price on the date of issue.

(3) Consists of $5,200 of life insurance premiums and $8,600 of automobile lease and insurance payments.

(4)  Consists of automobile lease and insurance payments.

(5)  Consists of automobile lease and insurance payments.

         The following table shows the aggregate number of options to purchase common stock held by Messrs. Bawarsky and Smith, and the value of such options at December 31, 1999. Neither Mr. Bawarsky nor Mr. Smith exercised any options in 1999.

                           1999 Year-End Option Values

                                                         Value of securities
                         Number of securities          underlying unexercised
                        underlying unexercised         in-the-money options at
                     options at December 31, 1999        December 31, 1999(1)
                    -----------------------------    ---------------------------
Name                Exercisable     Unexercisable    Exercisable   Unexercisable
----                -----------     -------------    -----------   -------------

David Bawarsky       500,000               0          $999,000         $0

Andrew Smith               0               0             $0            $0


-------------

(1) Represents the total gain that would be realized if all in-the-money options held at December 31, 1999 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and $2.00, the closing price of the common stock on December 31, 1999.

Director Compensation

         Our non-employee directors did not receive any compensation for their services as directors in 1999.

Employment Agreements

         QuikBIZ Media has an employment agreement with David Bawarsky, dated June 16, 1998 and expiring June 15, 2003, pursuant to which Mr. Bawarsky serves as Chairman, President and Chief Executive Officer of QuikBIZ Media. QuikBIZ assumed QuikBIZ Media's obligations under the employment agreement when QuikBIZ acquired QuikBIZ Media in July 1998. Mr. Bawarsky's employment agreement provides for a present base annual salary of $210,000 and a non-accountable expense allowance of $25,000 per year. The employment agreement also provides a customary benefits package, including two automobiles and term life insurance, payable to Mr. Bawarsky's beneficiaries, in the amount of $2,000,000, and term life insurance on the life of Mr. Bawarsky's wife in the amount of $500,000 payable to Mr. Bawarsky. Mr. Bawarsky's employment agreement prohibits him from competing with QuikBIZ during the term of the agreement or disclosing confidential information or trade secrets of QuikBIZ in any unauthorized manner at any time. If QuikBIZ terminates Mr. Bawarsky's employment or changes his duties without his consent, QuikBIZ will be obligated to pay Mr. Bawarsky severance pay of $2,000,000. Under his employment agreement, Mr. Bawarsky is entitled to receive an annual performance incentive bonus based upon the net profits of QuikBIZ, as follows:

                                        Percentage of Net Profits
        Net Profits of QuikBIZ            Payable to Executive
        ----------------------            --------------------
        $0 to $149,000                             10%
        $150,000 to $299,000                       15%
        $300,000 or greater                        20%

         SmithAgency.com has an employment agreement with James Lobel, dated August 31, 1999 and expiring August 31, 2002, pursuant to which Mr. Lobel serves as President of SmithAgency.com. Mr. Lobel's employment agreement provides for a present base annual salary of $120,000 per year, a non-accountable expense allowance of $10,000 for the first year of the agreement, $40,000 worth of common stock of QuikBIZ, and a customary benefits package, including an automobile. Pursuant to a separate Noncompete/Nondisclosure agreement, Mr. Lobel is prohibited from competing with SmithAgency.com during the term of the agreement and for three years after termination of the agreement and from disclosing confidential information or trade secrets of SmithAgency.com in any unauthorized manner during such time. Mr. Lobel is entitled to receive a performance bonus equal to 10% of SmithAgency.com's net profits, subject to a maximum of $250,000 per year, payable at his option in cash or common stock of QuikBIZ.

2000 Performance Equity Plan

         In May 2000, the board of directors adopted, subject to stockholder approval, our 2000 Performance Equity Plan. The plan authorizes the granting of awards of up to 750,000 shares of common stock to our key employees, officers, directors and consultants. Awards consist of stock options (both nonqualified options and options intended to qualify as "incentive" stock options under
Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the plan. As of the date of this prospectus, options to purchase 362,500 shares of common stock are outstanding under the plan. No person may be awarded options to purchase more than 200,000 shares of common stock under the plan in any year.

         The plan is administered by our board of directors, which determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the vesting thereof, subject to the provisions of the plan.

         In connection with incentive stock options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of our outstanding stock). The aggregate fair market value of shares for which incentive stock options are exercisable for the first time by such employee during any calendar year may not exceed $100,000. Nonqualified stock options granted under the plan may be granted at a price determined by the board of directors, not to be less than the fair market value of the common stock on the date of grant.

Disclosure of Commission Position on Indemnification For Securities Act Liabilities

         Our by-laws include certain provisions permitted pursuant to the Nevada General Corporate law whereby our officers and directors are to be indemnified against certain liabilities. These provisions of the by-laws have no effect on any director's liability under federal securities laws or the availability of equitable remedies, such as injunction or recession, for breach of fiduciary duty. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.


                             Principal Stockholders

         The following table sets forth certain information regarding beneficial ownership of our common stock as of September 13, 2000 by (i) each person who is known by us to own beneficially 5% or more of our common stock, (ii) each of our directors and (iii) all directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Shares of common stock issuable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of September 13, 2000 have been included in the table.

      Name and Address of                    Shares Beneficially                   Shares Beneficially
        Beneficial Owner                 Owned Prior to the Offering             Owned After the Offering
      -------------------              ------------------------------       -------------------------------------

                                       Number of Shares     Percent         Number of Shares      After Offering
                                       ----------------     -------         ----------------      --------------
David Bawarsky                          5,527,065(1)         35.2%            5,087,065(1)           32.4%
6801 Powerline Road
Ft. Lauderdale, Florida 33309

James Lobel                               513,454(2)          3.3%              478,000(2)            3.0%
6801 Powerline Road
Ft. Lauderdale, Florida 33309

Kirk J. Girrbach                        1,243,138(3)          7.9%            1,143,138(3)            7.3%
6550 N. Federal Highway
Ft. Lauderdale, Florida 33308

Dr. Bohdan Moroz                          816,643(4)          5.2%              816,643(4)            5.2%
250 Compass Drive
Ft. Lauderdale, Florida 33308

Andrew D. Smith                         2,176,500(5)         13.9%            2,176,500(5)           13.9%
20955 Vieto Terrace
Boca Raton, Florida 33433

Anthony J. Ard                          1,000,000(6)          6.4%            1,000,000(6)            6.4%
1251 Grant Street
Hollywood, Florida 33019

Officers and directors as a group       8,100,300(1)(2)      50.8%            7,524,846(1)(2)        47.2%
(4 persons)                                      (3)(4)                                (3)(4)

--------------------------

(1) Includes 90,000 shares of common stock issuable upon exercise of currently exercisable options. Does not include 25,000 shares of common stock owned by Mr. Bawarsky's father, Henry Bawarsky. David Bawarsky disclaims beneficial ownership of the shares held by Henry Bawarsky.

(2) Includes 366,000 shares of common stock held by Gallaspy & Lobel, Inc. Mr. Lobel is the President of Gallaspy & Lobel, Inc. and with his wife owns all of the outstanding securities of Gallaspy & Lobel, Inc. Does not include 50,000 shares of common stock issuable upon exercise of options that are not currently exercisable.

(3) Includes 120,000 shares of common stock issuable upon exercise of currently exercisable options. Does not include an aggregate of 218,000 shares of common stock held by several adult members of Mr. Girrbach's family. Mr. Girrbach disclaims beneficial ownership of the shares held by such persons.

(4) Includes 120,000 shares of common stock issuable upon exercise of currently exercisable options, 29,500 shares held by Dr. Moroz' wife and 1,429 shares held by Dr. Moroz' son.

(5) Does not include 396,000 shares of common stock owned by Mr. Smith's parents, Howard and Elaine Smith. Andrew Smith disclaims beneficial ownership of the shares held by Howard and Elaine Smith.

(6) Does not include 20,000 shares held by Mr. Ard's brother, Michael Ard. Anthony J. Ard disclaims beneficial ownership of the shares held by Michael Ard.


                              Certain Transactions

         On February 7, 2000, we issued 200,000 shares of common stock to Kirk
J. Girrbach pursuant to an employment agreement dated April 13, 1998 between Mr. Girrbach and Capital Network of America, Corp., a subsidiary of QuikBIZ that is now dormant.

         On August 31, 1999, we completed the acquisition of substantially all of the assets of G&L Group, of which James Lobel was the president and a principal stockholder. We acquired all of G&L Group's contracts and pending orders with its existing active clients, as well as all of G&L Group's accounts receivable relating to its existing active clients. The accounts receivable we acquired totaled approximately $500,000. In consideration for G&L Group's assets, we assumed approximately $750,000 of G&L Group's liabilities and we issued 366,000 shares of common stock to G&L Group, valued for purposes of the transaction at $1.00 per share. Pursuant to the acquisition agreement, we issued another 122,000 shares to James Lobel on behalf of G&L Group, on May 2, 2000. In connection with the acquisition, Mr. Lobel, who was the president of G&L Group, entered into a three year employment agreement with SmithAgency.com and agreed to become the president of SmithAgency.com. We issued 55,454 shares of common stock to Mr. Lobel on May 2, 2000 pursuant to his employment agreement. In addition, we subleased the office space occupied by G&L Group from G&L Group's owners, including Mr. Lobel. We are presently using this office space for our principal executive offices.

         We entered into an agreement with Kirk J. Girrbach, dated July 15, 1998, pursuant to which we retained Mr. Girrbach as corporate counsel. Mr. Girrbach is no longer our counsel. We agreed with Mr. Girrbach that Mr. Girrbach's compensation (at the rate of $200 per hour) and reimbursement for costs would be payable in shares of QuikBIZ common stock valued at market price on the date of grant. On February 3, 2000, we issued an aggregate of 12,310 shares of common stock to Mr. Girrbach in payment for $8,100 of accrued fees and disbursements.

         On July 9, 1998, we acquired QuikBIZ Media from David Bawarsky, our present Chief Executive Officer and the then sole stockholder of QuikBIZ Media. Pursuant to the acquisition agreement, the outstanding shares of QuikBIZ Media were canceled and 500,000 shares of common stock of QuikBIZ Media were issued to us. In consideration for such shares, we assumed QuikBIZ Media's obligations to Mr. Bawarsky under his employment agreement with QuikBIZ Media and agreed that if by July 9, 2001 QuikBIZ Media doubles its $100,000 net profit for 1996, we will issue options to Mr. Bawarsky to purchase a total of 2,800,000 shares of common stock, exercisable for five years at a price of $.002 per share. In connection with our assumption of Mr. Bawarsky's employment agreement, we issued options to Mr. Bawarsky to purchase 200,000 shares of QuikBIZ common stock, exercisable for two years from the date of issue at a price of $.002 per share. The acquisition agreement also provided that Mr. Bawarsky would be entitled to elect to have his annual performance incentive bonus paid in shares of QuikBIZ common stock. The acquisition agreement also required that our board of directors consist of two persons, Mr. Bawarsky and Andrew Smith, and contained our agreement that Mr. Bawarsky will serve as our Chairman and Chief Executive Officer. Mr. Bawarsky has waived the provision of the acquisition agreement limiting the board of directors to two persons and requiring that Mr. Smith be one of the directors.

         On June 25, 1998, we borrowed $50,000 from Cella Reyes, the wife of our director Dr. Bohdan Moroz, pursuant to a promissory note due June 25, 1999 and bearing interest at 12% per annum. In consideration for the loan, on June 26, 1999 we issued warrants to purchase 25,000 shares of common stock at a price of $.17 per share to Ms. Reyes. The warrants were exercised on June 25, 1999. We repaid the note in full prior to the maturity date and applied $4,250 of the accrued interest on the note to the exercise price of the warrants.

                            Description of Securities

Common Stock

         Our certificate of incorporation authorizes us to issue up to 25,000,000 shares of common stock, par value $.002 per share. Of the 25,000,000 shares of common stock authorized, 15,598,598 shares are issued and outstanding as of the date of this prospectus.

         Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available for such dividends. We may not pay any dividends on the common stock until cumulative dividends on the preferred stock have been paid in full. Upon liquidation, holders of shares of common stock are entitled to a pro rata share in any distribution available to holders of common stock. The holders of common stock have one vote per share on each matter to be voted on by stockholders, but are not entitled to vote cumulatively. Holders of common stock have no preemptive rights. All of the outstanding shares of common stock are, and all of the shares of common stock offered for resale in connection with this prospectus will be, validly issued, fully paid and non-assessable.

Preferred Stock

         There are 261 shares of preferred stock, par value $.001 per share, of QuikBIZ outstanding. The holders of the preferred stock are entitled to receive cumulative dividends of $120 per share per year, when and as declared by the board of directors, payable quarterly. Each share of preferred stock is convertible into 71.43 shares of common stock at the option of the holder. We may redeem the preferred stock at our option upon payment of a redemption price of $1,100 per share. In the event of liquidation of QuikBIZ the holders of the preferred stock are entitled to receive $1,000 per share prior to any distribution to the holders of common stock. Except as otherwise provided by law, the holders of the preferred stock are not entitled to vote.

Warrants and Options

         There are outstanding warrants to purchase 600,000 shares of our common stock at a price of $.25 per share. These warrants were issued to M.H. Meyerson & Co., Inc. on July 14, 1998 in connection with our entry into an agreement with M.H. Meyerson & Co., Inc. pursuant to which M.H. Meyerson & Co., Inc. agreed to provide certain investment banking services to us for five years beginning on July 14, 1998. The warrants expire on July 14, 2003. The holders of at least 51% of the warrants have the right to require, on one occasion, that we register the shares of common stock underlying the warrants for resale under the Securities Act. The holders of at least 51% of the warrants also have the right to be included on any other registration statement we file during the period beginning on July 14, 1998 and ending on July 14, 2003. We included the shares of common stock underlying the warrants in a registration statement on Form SB-2 that was declared effective on April 12, 2000.

         We issued warrants to purchase 500,000 shares of our common stock at an initial price of $1.4625 per share to Swartz on May 25, 1999 in consideration of Swartz's commitment to enter into the investment agreement. The exercise price of the warrants is subject to downward adjustment from time to time in the event the average closing price of our common stock declines. The warrants expire on May 25, 2004. We issued warrants to purchase 4,491 shares of common stock to Swartz on June 26, 2000 in connection with a put of 44,910 shares to Swartz that closed on that date. The warrants issued on June 26, 2000 expire on June 26, 2005. The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities. We included the shares of common stock underlying the warrants in a registration statement on Form SB-2 that was declared effective on April 12, 2000.

         We issued options to purchase up to 180,000 shares of our common stock to Graubard Mollen & Miller, our securities counsel, on June 23, 2000 in consideration for services rendered. The warrants have an initial exercise price of $.75 per share, subject to downward adjustment from time to time in the event the average closing price of our common stock declines, and expire on June 23, 2005. The holders of the options have the right to have the common stock issuable upon exercise of the options included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities. The holders of the options also have the right to require that we file a registration statement covering the shares of common stock issuable upon exercise of the options on one occasion upon the request of the holders of a majority of the options. The shares of common stock underlying these options are included in the registration statement of which this prospectus is a part.

                                  Legal Matters

         The legality of the securities offered hereby has been passed upon by Graubard Mollen & Miller, New York, New York.

                                     Experts

         The balance sheet of QuikBIZ as of December 31, 1999 and 1998 and the statements of operations, stockholders' equity and cash flows of QuikBIZ for the years then ended, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph on our ability to continue as a going concern, of Gerson, Preston & Company, P.A., certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding QuikBIZ and the securities offered under this prospectus, we refer you to the registration statement and such exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

                          Index to Financial Statements

QuikBIZ Internet Group, Inc.

Report of Gerson, Preston & Company, P.A................................  F-2

Consolidated Balance Sheets, December 31, 1998 and 1999 and
     June 30, 2000 (Unaudited)..........................................  F-3

Consolidated Statements of Operations, Years Ended
     December 31, 1998 and 1999 and six months ended
     June 30, 1999 and 2000 (Unaudited).................................  F-4

Consolidated Statements of Stockholders' Equity,
     Years Ended December 31, 1998 and 1999 and six
     months ended June 30, 2000 (Unaudited).............................  F-5

Consolidated Statements of Cash Flows, Years Ended
     December 31, 1998 and 1999 and six months ended
     June 30, 1999 and 2000 (Unaudited).................................  F-6

Notes to Consolidated Financial Statements..............................  F-8

Board of Directors

QuikBIZ Internet Group, Inc. and Subsidiaries

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying consolidated balance sheets of QuikBIZ Internet Group, Inc. and Subsidiaries at December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QuikBIZ Internet Group, Inc. and Subsidiaries at December 31, 1998 and 1999 and the consolidated results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

     The financial statements referred to above have been prepared assuming that QuikBIZ Internet Group, Inc. and Subsidiaries will continue as a going concern. As more fully described in Note 3, the Company has incurred recurring operating losses, negative cash flows from operating activities, and has negative working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                           /s/ GERSON, PRESTON & COMPANY, P.A.
                                               Certified Public Accountants

                                                             March 30, 2000

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                           Consolidated Balance Sheets

                                             December 31,      June 30, 2000
                                        --------------------   --------------
                                            1998       1999      (Unaudited)
                                        ---------------------  --------------
Current Assets
  Cash                                   $    18,059   $   35,957  $     7,486
  Accounts receivable                        136,340      620,501      785,736
  Other                                       38,969       26,786       30,137
                                         -----------   -----------  -----------
  Total current assets                       193,368      683,244      823,359
  Property and equipment
  Furniture and equipment                     68,647      176,937      298,684
  Leasehold improvements                      44,862       44,862       44,862
                                         -----------   ----------  -----------
                                             113,509      221,799      343,546
  Less accumulated depreciation               40,706       73,880     (107,237)
                                         -----------   ----------  -----------
  Depreciated cost                            72,803      147,919      236,309

Other assets
  Goodwill, net of accumulated
  amortization of $78,435,
  $159,496 and $186,604,
  respectively                               595,300      924,894      973,611
  Note receivable from stockholder              --        151,586      158,028
                                         -----------   ----------  -----------
  Total assets                           $   861,471  $ 1,907,643  $ 2,191,307
                                         ===========  ===========  ===========

Liabilities and Stockholders' Equity
                                               December 31,       June 30, 2000
                                         ----------------------   -------------
                                              1998         1999  (Unaudited)
                                         -----------   --------   -------------
Current liabilities
  Accounts payable and accrued expenses  $   483,291  $ 1,461,580 $  1,633,975
  Current maturities of long-term debt        59,397      337,909      456,233
                                         -----------   ----------  -----------
    Total current liabilities                542,688    1,799,489    2,090,208
    Long-Term Debt                           242,685        7,769       41,603
                                         -----------   ----------  -----------
    Total liabilities                        785,373    1,807,258    2,131,811

Stockholders' equity
  Preferred stock; $.001 par value,
    3,000 shares authorized; 261
    shares issued and outstanding             10,208       10,208       10,208
  Common stock; $.002 par value;
    25,000,000 shares authorized;
    13,090,571, 14,061,426 and 15,518,298
    shares issued and outstanding,
    respectively                              26,179       28,121       31,035
  Additional paid-in capital               2,692,419    3,358,227    3,764,228
  Accumulated deficit                     (2,392,723)  (3,182,150)  (3,527,264)
  Unearned compensation on
  restricted stock                          (259,985)    (114,021)    (218,711
                                         -----------   ----------  -----------

    Total stockholders' equity                76,098      100,385       59,496
                                         -----------   ----------  -----------
    Total liabilities and
      stockholders' equity               $   861,471   $1,907,643  $ 2,191,307
                                         ===========   ==========  ===========

                           (See accompanying notes.)

                 QuikBIZ Internet Group, Inc. and Subsidiaries
                     Consolidated Statements of Operations

                                                        Six Months Ended
                           Years Ended December 31,         June 30,
                           ------------------------   -----------------------
                              1998           1999        1999        2000
                           -----------  -----------   ----------  -----------
                                                            (Unaudited)

Revenue                   $  2,142,414 $  4,488,363  $ 1,790,645  $ 3,110,115

Costs and expenses
  Direct costs               1,753,877    3,650,115    1,080,601    2,542,441
  Selling, general and
   administrative            1,023,831    1,483,283      829,203      813,183
  Depreciation and
   amortization                121,590      124,767       55,020       88,441
                           -----------   -----------  -----------  -----------
    Total costs
        and expenses         2,899,298    5,258,165    1,964,824    3,444,065
                           -----------   -----------  -----------  -----------

Loss from operations          (756,884)    (769,802)    (174,179)    (333,950)

Interest expense                26,480       19,625        8,618       11,164
                           -----------   -----------  -----------  -----------

Net loss                  $   (783,364) $  (789,426)  $ (182,797)  $ (345,114)
                           ===========  ===========   ===========  ===========


Weighted average number
  of common shares
  outstanding               13,067,857   13,590,236  $13,350,676  $14,555,807
Basic (loss) per common
  share                   $     (0.060) $    (0.058) $    (0.014) $    (0.024)



                            (See accompanying notes.)

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity

                                                                                         Unearned
                                                              Additional               Compensation
                       Preferred Stock     Common Stock         Paid-in    Accumulated  on Common   Subscription
                        Shares Amount    Shares      Amount     Capital      Deficit      Stock     Receivable        Total
                       ------- ------- ---------- ---------- -----------  ------------  ---------  -------------  -------------
Balance, December
  31, 1997               261 $ 10,208  12,784,372 $   25,569 $ 2,547,276  $(1,609,359) $       -  $   (151,167)  $     822,527
Acquisition                -        -           -          -      42,000            -          -             -          42,000
Issuance of
  common stock
  for compensation         -        -   2,394,868      4,787     544,578            -   (549,365)            -               -
Trade name returned
  in exchange for
  common stock and
  donated stock           -         -  (2,300,000)    (4,600)   (396,445)          -           -             -        (401,045)
Amortization of
  unearned compen-
  sation on stock         -         -           -          -           -           -     289,380             -          289,380
Issuance of common
  stock                   -         -     816,000      1,632     104,968           -           -             -          106,600
Subscription
  receivable rescinded
  in exchange for
  return of common
  stock                   -         -    (604,669)    (1,209)   (149,958)          -            -      151,167                -
Net loss                  -         -           -          -           -    (783,364)           -            -         (783,364)
                       ------- ------- ---------- ---------- -----------  ------------  ---------  -------------  -------------
Balance, December
  31, 1998              261    10,208  13,090,571     26,179   2,692,419  (2,392,723)    (259,985)           -           76,098
Acquisition               -         -     366,000        732     365,268           -            -            -          366,000
Issuance of common
  stock                   -         -     604,855      1,210     300,540           -            -            -          301,750
Amortization of
  unearned compen-
  sation on common
  stock                   -         -           -          -           -           -      145,964            -          145,964
Net loss                  -         -           -          -           -    (789,427)           -            -         (789,427)
                       ------- ------- ---------- ---------- -----------  ------------  ---------  -------------  -------------
Balance, December
  31, 1999              261 $  10,208  14,061,426 $   28,121  $3,358,227 $(3,182,150) $ (114,021) $          -     $    100,385
Unaudited:
Acquisitions              -         -     193,000        386     117,814           -           -             -          118,200
Issuance of common
  stock                   -         -     963,503      1,927     105,470           -           -             -          107,397
Issuance of common
  stock for compen-
  sation                  -         -     300,369        601     182,717           -    (183,318)            -                -
Amortization of
  unearned compen-
  sation on common
  stock                   -        -           -           -           -           -      78,628            -            78,628
Net Loss                  -        -           -           -           -    (345,114)          -            -          (345,114)
Balance,
  June 30, 2000         261 $ 10,208  15,518,298 $    31,035  $3,764,228 $(3,527,264) $ (218,711)           -            59,496

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

continued

                                                       Years Ended December 31,                  Six Months Ended June 30,
                                                    ------------------------------------      ---------------------------------
                                                       1998                   1999               1999              2000
                                                    ---------------      ---------------      ------------       ------------
                                                                                                    (Unaudited)
Operating activities
    Net loss                                        $      (783,364)     $     (789,427)      $  (182,797)      $ (345,114)

    Adjustments to reconcile net loss to
     net cash used in operating activities:
       Depreciation and amortization                        121,590             124,767           55,020            88,441
       Bad debts                                             49,521              72,584                -                 -
       Amortization of unearned compensation                289,380             145,964           77,794            78,628
       Non-cash consulting expense                                -              42,500                -            36,550
       Amortization of note receivable                            -              (4,154)               -            (6,442)

    Changes in operating assets and
     liabilities, net of effects of acquisition:
       Decrease (increase) in accounts receivable            13,719            (122,212)        (166,920)          (41,294)
       Decrease (increase) in other current assets            8,526               1,651           (1,097)              397
       Increase in accounts payable and
         accrued expenses                                   109,225             271,669           81,999           137,347
                                                    ---------------       -------------        ---------        ----------

         Net cash (used in) operating activities          (191,403)           (256,658)         (136,001)          (51,487)
                                                    ---------------       -------------        ---------        ----------

Investing activities

    Purchases of property and equipment                     (1,997)            (17,345)           (7,672)          (14,000)
    Cash received from acquisition                          76,312                   -                 -                 -
                                                    ---------------       -------------        ---------        ----------
          Net cash provided by (used in)
              investing activities                          74,315             (17,345)           (7,672)          (14,000)
                                                    ---------------       -------------        ---------        ----------

Financing activities

Proceeds from notes payable, including $15,900
    and $10,100 from a stockholder in 1998 and
    1999, respectively                                      68,446             110,488                 -             3,654
    Payment on notes payable, including $50,000
       to a stockholder in 1999                             (2,209)            (77,837)          (11,628)                -
    Issuance of common stock                                66,600             259,250           173,000            33,362
                                                    ---------------       -------------        ---------         ---------
          Net cash provided by financing
              activities                                   132,837             291,901           161,372            37,016
                                                    ---------------       -------------        ---------         ---------

Net increase (decrease) in cash                            15,749               17,898           17,699            (28,471)

Cash, beginning of period                                   2,310               18,059           18,059             35,957
                                                    ---------------       -------------        ---------         ---------

Cash, end of period                                 $      18,059         $     35,957        $  35,758         $   7,486
                                                    ===============       ============        =========         =========



                            (See accompanying notes.)

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

continued

                                                       Years Ended December 31,    Six Months Ended June 30,
                                                    ---------------------------  ---------------------------
                                                       1998             1999        1999              2000
                                                    --------------------------   ---------------------------
                                                                                          (Unaudited)
Supplemental disclosures of cash flow
information:
    Cash paid for interest                         $    23,480    $    19,625    $  8,618   $          -

Supplemental schedule of noncash investing and financing activities:

    Issuance of common stock related to exercise
       of warrants, cash not yet received          $         -    $         -    $  4,250   $          -
    Common stock issued in connection with
       compensation, net of amortization           $   259,985    $         -    $      -   $    104,690
    Common stock issued for compensation           $         -    $         -    $      -   $     36,000
    Issuance of common stock and options related
       to acquisitions                             $    42,000    $   366,000    $      -   $    118,200
    Subscription receivable rescinded in exchange
       for return of common stock                  $   151,167    $         -    $      -   $          -
    Tradename returned in exchange for common
       stock                                       $   401,045    $         -    $      -   $          -
    Note payable paid with the issuance of
       common stock                                $    40,000    $         -    $      -   $          -
    Common stock issued for consulting services    $         -    $    42,500    $      -   $        550
    Accounts payable paid by issuance of
       common stock                                $         -    $         -    $      -   $   (147,485)
    Debts incurred for purchase of equipment       $         -    $         -    $      -   $     71,603
    Unpaid stock issuance costs                    $         -    $         -    $      -   $    110,000




                            (See accompanying notes.)

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

   (Information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited)


1.   Nature of Operations

     The Company and its subsidiaries have two reportable segments, both of which sell their products and services throughout the United States.

     One segment provides its clients with Internet site design, television and radio commercial development and production, print advertising development and production, public relations and promotions.

     The other segment offers audio, video, multimedia and Internet design services and products. It also produces and assists companies in creative content for corporate communications including sales, training, public relations and promotion.

     During 1998, the Company changed its name from Algorhythm Technologies Corporation.

     During 1999, the Company commenced development of the QuikBIZ Mall, a virtual mall on the Internet that offers the Company's and others' corporate communications products, services and supplies on-line. Start-up costs with regard to this were expensed as incurred.

2.   Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

     Property and Equipment. Property and equipment are stated at cost and depreciated, using the straight-line method, over the estimated useful lives of the assets as follows: three to seven years for furniture and equipment and the lease term for leasehold improvements.

     Goodwill. Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on the straight-line basis over 10 years.

     Long-Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments. The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short duration. The carrying amount of debt approximates fair value because the interest rates are similar to the interest rates currently available to the Company.

     Income Taxes. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

   (Information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited)

     of assets and liabilities and are measured using currently enacted tax rates. SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Revenue Recognition. Revenue is recognized when services are performed. Revenue is reduced for estimated customer returns and allowances.

     Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares, such as options, had been issued. Diluted earnings per share are not presented because the effects would be anti-dilutive.

     Unaudited Interim Financial Information. The unaudited balance sheet as of June 30, 2000 and the unaudited statements of operations and cash flows for the six months ended June 30, 1999 and 2000 and the unaudited statement of shareholders' deficit for the six months ended June 30, 2000 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The footnotes related to such periods are also unaudited.

3.   Going Concern - Uncertainty

     As shown in the accompanying financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has negative working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

     The Company has initiated several actions to generate working capital and improve operating performance, including private issuances of stock (Note
     7), generation of additional revenue through business acquisitions and development of new services and entering into an investment agreement to raise up to $20,000,000 through a series of sales of common stock (Note 7).

     There can be no assurance that the Company will be able to successfully implement its plans, or if such plans are successfully implemented, that the Company will achieve its goals.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

4.   Note Receivable

     Note receivable from a stockholder relates to an acquisition which occurred during 1999. The note is non- interest bearing until August 31, 2002.

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

   (Information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited)


     At August 31, 2002, the note begins accruing interest at prime and principal and interest payments are due monthly for the next five years.

     Discounted cash flows were used to estimate the fair value at December 31, 1999 at a rate of 8.5%. The note is due in principal payments as follows:

                        2002                   $      8,200

                        2003                         26,000

                        2004                         28,525

                        Thereafter                   88,861
                                               -------------

                                               $    151,586
                                               =============

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)

5.       Long-Term Debt

                                                                             December 31,            June 30,
                                                                          1998          1999           2000
                                                                    -------------   -------------  -----------
                                                                                                     Unaudited
Line of credit; $0 available as of June 30, 2000
    interest variable (9.25% and 8.75% at
    December 31, 1998 and 1999 and 9.23% at
    June 30, 2000); collateralized by accounts
    receivable and property and equipment;
    guaranteed by a director/stockholder;
    matures in April 2000                                           $     98,345     $  198,733     $  202,995

Unsecured note payable to a former stockholder;
    interest variable (9.25% at December 31, 1998
    and 1999 and 10% at June 30, 2000);
    matures in October 2000                                              110,000        110,000         110,000

Unsecured demand notes payable to stockholders;
    interest variable (8.75% at December 31,
    1998, 1999 and June 30, 2000)                                         65,900         26,000          26,000

Note payable; interest at 13.3%; collateralized
    by equipment; matures in December 2002                                     -         10,945               -

Line of credit; interest at 10.5%; collateralized
    by equipment, matures in July 2003.                                        -              -          71,603

Note payable; interest at 12.8%; collateralized
    by accounts receivable, inventory, property
    and equipment; matures in October 2000                                     -              -          50,000

$70,000 line of credit; interest variable;
    collateralized by accounts receivable,
    inventory, property and equipment;                                         -              -          37,238

Note payable; interest at 9%; collateralized
   by accounts receivable, inventory and
   property and equipment                                                 27,837              -               -
                                                                    -------------     ---------    ------------
       Long-term debt                                                    302,082        345,678         497,836

       Less current maturities                                            59,397        337,909         456,233

       Long-term debt net of current maturities                     $    242,685    $     7,769    $     41,603
                                                                    ============    ===========    ============

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)


         The aggregate maturities of long-term debt for the years ended December 31 are as follows:

                Year                      Amount
                ----                   ----------

                2000                   $  337,909

                2001                        3,626

                2002                        4,143
                                       ----------

                                       $  345,678
                                      ===========

6.   Preferred Stock

     The preferred stock calls for the payment of dividends of $120 per share per annum, when and as declared by the Board of Directors, payable quarterly. The Board of Directors has not declared any dividends as of December 31, 1999. Each share of preferred stock is convertible into 71.43 shares of common stock, at the option of the holder. In the event of liquidation, the holders of the preferred stock are entitled to receive $1,000 per share prior to distributions to the holders of common stock. The preferred is also callable, at the option of the Company, at $1,100 per share plus unpaid dividends.

7.   Common Stock

     On July 18, 1997, the Company issued 1,000,000 shares of common stock to acquire the rights to the name "Algorythm Technologies International, Inc." During 1998, the Company returned the rights to the use of the name and 1,000,000 shares of common stock were returned to the Company. In conjunction with this transaction, a stockholder donated 1,300,000 shares of common stock to the Company. These transactions resulted in a reduction to stockholder's equity of $401,045 in 1998.

     During 1998, the Company issued 2,394,868 shares of common stock as compensation to certain salaried employees. Sale of these shares is restricted prior to the date of vesting, which ranges from one to two years from the date of issuance. Shares issued were recorded at their fair market value on the date of the issuance, with a corresponding charge to stockholders' equity. The unearned portion is being amortized, as compensation expense, on a straight-line basis over the related vesting period.

     During 1998, the Company issued options to purchase an aggregate of 60,000 shares, at par, to two of its directors as compensation for their services as directors during 1998. These options were valued at $10,000 and this expense has been included in selling, general and administrative expense.

     On September 29, 1998, the Company entered into an agreement with two of its stockholders for the return of 604,669 shares of common stock issued by the Company in 1996 and 1997. In exchange, the Company rescinded the debt owed by the two stockholders, in the amount of $151,167.

     During 1999, the Company issued 429,855 shares of common stock for $240,000; issued 50,000 shares of common stock valued at $42,500 for consulting services; and received $15,000 when a stockholder exercised options for 100,000 shares of common stock.

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)


     In addition to options issued in connection with acquisitions (Note 8) and those issued to directors, the Company issued warrants and options to purchase the Company's common stock as follows:

          During June 1998, the Company issued a warrant to purchase 25,000 shares of common stock at an exercise price of $.17 per share. The warrant was exercised in June 1999.

          During July 1998, the Company issued 600,000 options for investment banking services. The options expire in five years and have an exercise price of $.25 per share.

          During May 1999, the Company issued a warrant to purchase 500,000 shares of common stock at an initial exercise price of $1.4625 per share. The warrant expires in May 2004.

          The Company reserved 750,000 shares of common stock for issuance under the 2000 Performance Equity Plan. During May 2000, the Company issued options to purchase 362,500 shares of common stock at an exercise price of $.75 per share to employees and directors under the 2000 Performance Equity Plan.

          During May 2000, the Company issued options to purchase 30,000 shares of common stock at an exercise price of $.90 per share, expiring on December 1, 2002 to an employee of SmithAgency.com.

          During June 2000, the Company issued options to purchase up to 180,000 shares of common stock at an exercise price of $.75 per share to its securities counsel, Graubard Mollen & Miller in consideration for services rendered.

          During June 2000, the Company issued Swartz a warrant to purchase 4,491 shares of comon stock at an exercise price of $.55 per share. The warrant expires on June 25, 2005.

     Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has determined that, other than the options issued in connection with acquisitions and to directors, there was only minimal value to the warrants and options described above at the date of issuance.

     On July 9, 1999, the Company entered into an investment agreement to raise up to $20 million through a series of sales of common stock. The dollar amount of each sale is limited by the trading volume and a minimum period of time must occur between sales. The agreement is for a three-year period ending July 9, 2002.

     Common stock activity for 1999 was as follows:

                                                       Additional
                                                        Paid-in
                               Shares      Amount       Capital          Total
                               ------      ------     ----------     ----------
Issuance of common
  stock for cash              429,855      $  860     $ 239,140      $  240,000
Issuance of common
  stock for consulting
  services                     50,000         100        42,400          42,500
Options exercised             100,000         200        14,800          15,000
Warrant exercised              25,000          50         4,200           4,250
                               ------      ------     ---------      ----------
     Total                    604,855     $ 1,210    $  300,540      $  301,750

Common stock activity for 2000 was as follows:

                                                       Additional
                                                        Paid-in
                               Shares      Amount       Capital          Total
                               ------      ------     ----------     ----------
Issuance of common
  stock for cash              344,500     $   689    $   32,673      $   33,362
Issuance of common
  stock for services          919,372       1,839       255,514         257,353
Issuance of common
  stock for acquisitions      193,000         386       117,814         118,200
                               ------      ------     ---------      ----------
     Total                  1,456,872     $ 2,914    $  406,001      $  408,915

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)


8.   Acquisitions

     On July 1, 1998, the Company acquired the outstanding stock of QuikBIZ Media Centers, Inc. ("QuikBIZ Media"), a company owned by a director/stockholder of the Company. The acquisition was accounted for as a purchase and the results of QuikBIZ Media's operations were included in the Company's 1998 consolidated statements of operations from the date of acquisition. Consideration was the issuance of 200,000 stock options, at par, exercisable over a period of two years, valued at $42,000. The Company will issue an additional 2,800,000 stock options, at par, exercisable over a period of five years from the date of acquisition if QuikBIZ Media achieves an annual net profit of $200,000 by July 2001. Franchise rights were eliminated as part of the combination. The fair value of the net assets acquired exceeded the purchase price by $87,000, which has been recorded as a reduction to property and equipment.

     On September 1, 1999, the Company acquired the assets and assumed certain of the liabilities of Gallaspy & Lobel, Inc. ("G&L Group"). Consideration was the issuance of 366,000 shares of restricted common stock with an additional 122,000 shares, to be adjusted up or down based upon certain provisions in the agreement, to be issued one year from the closing. The acquisition was valued at $488,000. The acquisition was accounted for by the purchase method of accounting and accordingly the results of operations of G&L Group for the period from September 1, 1999 are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $411,000. In connection with this transaction, the Company entered into a three-year employment agreement with the acquiree's president and subleased the office space occupied by the acquiree from the acquiree's owners, including its president.

     The following unaudited proforma consolidated results of operations are presented as if the business combinations of QuikBIZ Media and G&L Group had been made at the beginning of the periods presented:


                                 Years Ended December 31,
                                   1998            1999
                              -----------------------------
     Sales                    $  7,458,000   $ 6,366,000
     Net loss                 $    434,000   $   900,000
     Net loss per share:
        Basic and diluted     $     (0.033)  $    (0.066)

     The unaudited proforma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combination been in effect on January 1, 1998, or of future results of operations.

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)

     On May 2, 2000 the Company completed the acquisition of Dream Outloud, Inc. ("Dream Outloud"). The acquisition was accounted for as a purchase. Consideration consisting of the issuance of 20,000 shares of restricted common stock valued at $14,400, which was equal to the fair value of the net assets acquired. In connection with this transaction, the Company entered into a two-year employment agreement with one of the acquiree's employees.

     On May 30, 2000 the Company completed the acquisition of Mason Strategic Communications, Inc. ("Mason"). The acquisition was accounted for as a purchase. Consideration consisted of the issuance of 173,000 shares of restricted common stock valued at $103,800. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was $103,800. In connection with this transaction, the Company entered into a three-year employment agreement with two of the acquiree's employees.

     The following unaudited performa consolidated results of operations are presented as if the business combinations of QuikBiz Media, G&L Group, Dream Outloud and Mason had been made at the beginning of the periods presented:
                                   Years Ended December 31,   Six-months ended
                                    1998            1999        June 30, 2000
                                   -----------     ---------- -----------------

        Sales                      $7,468,000      $7,189,000     $3,400,000
        Net loss                   $  434,000      $  860,000     $  388,000
        Net loss per share:
            Basic and diluted      $   (0.033)     $   (0.063)    $   (0.027)

     The unaudited performa results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combination been in effect on January 1, 1998, or of future results of operations.

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)


9.   Leases

     The Company has entered into several long-term leases for offices (including one with the owners of a stockholder), retail locations and equipment. At December 31, 1999, future minimum rental payments required under noncancellable lease obligations during the years ended December 31 are approximately as follows:

                        Year                      Amount
                        ----                      ------
                        2000                     215,000
                        2001                     191,000
                        2002                     174,000
                        2003                     174,000
                        2004                     151,000
                        Thereafter            ----------
                                              $1,016,000
                                              ==========


     Rent expense was $83,000 and $155,000 (including $26,000 to the owners of a stockholder) for 1998 and 1999, respectively, and 78,000 and 116,000 for the six months ended June 30, 1999 and 2000, respectively.

10.  Deferred Income Taxes

     At December 31, 1999, the Company has available net operating loss carryforwards of $3,183,000, which will expire through 2014.

     After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

     Accordingly, components of the Company's net deferred income taxes are as follows:

                                         at December 31,           June 30,
                                      1998            1999           2000
                                   -----------    ------------  ------------
                                                                  Unaudited
Deferred tax assets:
    Net operating loss
       carryforwards               $  933,000     $ 1,242,000   $ 1,377,000
    Valuation allowance
       for deferred tax asset        (933,000)     (1,242,000)   (1,377,000)
                                   -----------    -----------   ------------
         Total                     $        -     $        -    $          -
                                   -----------    -----------   ------------

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)


11.  Employment Agreements

     The Company has employment agreements with its executive officers and certain other key employees. The agreements are for remaining periods ranging from three to four years, provide for performance incentive bonuses and severance payments under certain circumstances, and provide for minimum annual base compensation of $550,000 in 2000, $614,000 in 2001, $649,000 in
     2002 and $255,000 in 2003. If the employment contract with the Chief Executive Officer were to be canceled or should the employer change the employee's position without employee's consent, the Company's liability would be $2,000,000.

12.  Segment Information

     QuikBIZ Internet Group, Inc. and Subsidiaries organizes its business into two reportable segments. The reportable segments are strategic business units that offer different products and services (Note 1). They are managed separately as each business requires different technology and marketing strategies. The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates the performance of its operating segments based on operating earnings of the respective business units.

     Two customers accounted for approximately 32% and 24%, respectively, of the Company's net sales for the year ended December 31, 1998. These same two customers represented approximately 25% and 7%, respectively, of the Company's accounts receivable balance at December 31, 1998.

     Three customers accounted for approximately 16%, 13% and 11%, respectively, of the Company's net sales for the year ended December 31, 1999. These same three customers represented approximately 2%, 2% and 20%, respectively, of the Company's accounts receivable balance at December 31, 1999.

     Two customers account for approximately 19% and 18% respectively, of the Company's net sales for the six months ended June 30, 2000. These same two customers represented approximately 33% and 2% respectively, of the Company's accounts receivable balance at June 30, 2000.

     Summarized financial information concerning the Company's reportable segments is shown in the following table:

    Year Ended           Advertising     Multimedia
December 31, 1998           Segment        Segment    Corporate       Total
------------------      ------------   ----------    -----------  -------------
Revenues                $  1,541,454   $ 600,960     $        -   $  2,142,414

Segment loss            $  (116,982)   $ (126,064)   $ (540,318)  $   (783,364)

Depreciation
and amortization        $  18,876      $   17,010    $   85,704   $    121,590

Total assets            $  100,048     $  261,880    $  499,543   $    861,471

                  QuikBIZ Internet Group, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

          (Information as of June 30, 2000 and for the six months ended
                      June 30, 1999 and 2000 is unaudited)

    Year Ended        Advertising     Multimedia
December 31, 1998        Segment        Segment    Corporate       Total
------------------   ------------   ------------  -----------   -------------
Revenues             $ 3,122,735    $  1,365,628  $       -     $  4,488,363

Segment income
  (loss)             $   (68,554)   $     39,764  $   (760,637) $   (789,427)

Depreciation
  and amortization   $    10,941    $     16,900  $     96,926  $    124,767

Total assets         $   604,316    $    404,185  $    899,142  $  1,907,643


 Six Months Ended     Advertising     Multimedia
  June 30, 2000          Segment        Segment    Corporate       Total
------------------   ------------   ------------  -----------   -------------
Revenues             $ 2,302,809    $   807,306   $      -      $  3,110,115
Segment income
  (loss)             $  (138,561)   $    75,557   $  (282,110)  $   (345,114)
Depreciation
  and amortization   $     7,643    $    17,319   $    63,479   $     88,441

Total assets         $   768,858    $   378,604   $ 1,043,845   $  2,191,307


13.  Subsequent Events

     The Company issued 80,000 shares of common stock for services rendered.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Directors and Officers

         Section 78.7502 through 78.752 of the Nevada General Corporation Law ("NGCL") provides that a corporation may indemnify directors, officers, employees or agents of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed actions, suits or proceedings brought against them by reason of their service in such capacity, including, under certain circumstances, actions brought by or in the right of the corporation, and may purchase insurance or make other financial arrangements on behalf of any such persons for any such liability.

         Article V of the Company's By-laws provides that the Company shall indemnify any and all of its directors and officers, and its former directors and officers, or any person who may have served at the Company's request as a director or officer of another corporation in which the Company owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

         Article Twelfth of the Company's Articles of Incorporation, as amended, provides for limitation of the personal liability of a director or officer to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, other than for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the NGCL, which generally states that dividends may be paid to stockholders from a corporation's excess of its assets over its liabilities.

ITEM 25. Other Expenses of Issuance and Distribution

         The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the common stock offered hereby:

SEC filing fee................................................     $    132.00
Legal fees....................................................     $ 10,000.00
Accounting fees and expenses..................................     $  5,000.00
Miscellaneous.................................................     $      0.00
       Total..................................................     $ 15,132.00

ITEM 26. Recent Sales of Unregistered Securities

         Except as otherwise indicated, the Company relied upon Section 4(2) of the Securities Act as the basis for exemption from registration for all of the following transactions because the transactions did not involve public offerings.

         In July 1997 the Company issued 1,000,000 shares of common stock to Telephonetics International, Inc. in consideration for the rights to use the name "Algorythm Technologies International, Inc." These shares were subsequently returned to the Company and canceled and the rights to use the name "Algorythm Technologies International, Inc." were returned to Telephonetics International, Inc.

         In October 1997 the Company issued 20,000 shares of common stock to one individual in consideration of such individual waiving any rights to the return of $5,000 paid to the Company for services to be performed by the Company.

         In November 1997 the Company issued 2,300,000 shares of common stock to Andrew D. Smith in exchange for 6,500 shares of common stock of SmithAgency.com, Inc. Also in November 1997 the Company issued options to purchase 200,000 shares of common stock, exercisable for two years at a price of $.002 per share, to Andrew D. Smith.

         In November and December 1997 the Company sold an aggregate of 400,000 shares of common stock at $.10 per share to four persons, all of whom were accredited investors. The Company relied on Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 as the basis for an exemption from registration, because the transactions did not involve any public offering.

         In February 1998 the Company sold an aggregate of 46,000 shares of common stock at a price of $.10 per shares to two individuals.

         In March 1998 the Company sold 50,000 shares of common stock at a price of $.10 per share to one individual.

         In March 1998 the Company issued 400,000 shares of common stock in payment of an outstanding loan of $40,000 to the Company's subsidiary SmithAgency.com, Inc.

         In April 1998 the Company sold 20,000 shares of common stock at a price of $.10 per share to one individual.

         In April 1998 the Company issued an aggregate of 1,525,000 shares of common stock to three individuals in consideration for services to be rendered pursuant to employment agreements between its subsidiary QBIZ Business Centers, Inc., f/k/a Capital Network of America, Corp., and such individuals.

         In June 1998 the Company sold 100,000 shares of common stock at a price of $.10 per share to one individual.

         In June 1998 the Company issued options to purchase an aggregate of 60,000 shares at a price of $.002 per share to two of its directors as compensation for their services as directors during 1998.

         In July 1998 the Company issued an aggregate of 1,300,000 shares of common stock to three individuals in consideration for services to be rendered pursuant to employment agreements between its subsidiary QBIZ Business Centers,

Inc., f/k/a Capital Networks of America, Corp., and such individuals. 1,000,000 of these shares were subsequently returned to the Company.

         In July 1998 the Company issued options to purchase 200,000 shares of common stock to David Bawarsky, exercisable for five years at a price of $.002 per share, in connection with the Company's acquisition of QuikLAB Multimedia Centers, Inc.

         In July 1998 the Company issued warrants to purchase 600,000 shares of common stock at a price of $.25 per share to M.H. Meyerson & Co., Inc. in consideration for services to be rendered by Meyerson pursuant to an investment banking agreement entered into between the Company and Meyerson as of July 14, 1998. The warrants have a term of five years.

         In August 1998 the Company issued an aggregate of 240,000 shares of common stock to two individuals in consideration for services rendered.

         In August 1998 the Company sold 200,000 shares of common stock at a price of $.25 per share to one individual.

         In September 1998 the Company issued 9,868 shares of common stock to Kirk J. Girrbach pursuant to an agreement under which Mr. Girrbach provided legal services to the Company.

         In October 1998 the Company issued 120,000 shares to one individual in consideration for services rendered and to be rendered pursuant to an employment agreement between the Company and such individual.

         In November 1998 the Company issued 200,000 shares to one individual in consideration for services rendered and to be rendered pursuant to an employment agreement between SmithAgency.com and such individual.

         In January 1999 the Company sold 100,000 shares of common stock at a price of $.30 per share to one individual.

         In February 1999 the Company sold 76,923 shares of common stock at a price of $.78 per share to one individual.

         In February 1999 the Company issued 100,000 shares to an individual upon the exercise of outstanding options at an exercise price of $.15 per share.

         In March 1999 the Company sold 40,000 shares of common stock at a price of $.80 per share to two individuals.

         In April 1999 the Company sold 40,000 shares of common stock at a price of $.90 per share to two individuals.

         In May 1999 the Company issued warrants to purchase 500,000 shares of common stock at a price of $1.4625 per share to Swartz Private Equity, LLC in consideration for Swartz's commitment to enter into an investment agreement for the purchase of $20,000,000 of common stock of the Company.

         In June 1999, the Company sold 25,000 shares at a price of $.17 per share to Cella Reyes upon the exercise of a warrant issued to Ms. Reyes in connection with a promissory note issued to Ms. Reyes in June 1998.

         In August 1999 the Company sold an aggregate of 172,000 shares of common stock at a price of $.50 per share to two individuals.

         In September 1999 the Company issued 366,000 shares of common stock to Gallaspy & Lobel, Inc. in consideration for substantially all of the assets of Gallaspy & Lobel, Inc.

         In December 1999 we issued 50,000 shares of common stock to an individual in consideration for certain consulting services to be provided by such individual.

         In February 2000 we issued 200,000 shares of common stock to Kirk J. Girrbach pursuant to an employment agreement dated April 13, 1998 between Mr. Girrbach and Capital Network of America, Corp., a subsidiary of the Company that is now dormant, and we issued 12,310 shares of common stock to Mr. Girrbach in payment of $8,100 of accrued legal fees and disbursements.

         On May 2, 2000, the Company issued to Selly Isaacs, an employee of the Company's SmithAgency.com subsidiary, options to purchase 30,000 shares of common stock for $.90 per share, exercisable at any time commencing December 1, 2000 and expiring December 1, 2002.

         On May 2, 2000, the Company issued 240,000 shares of common stock to David Bawarsky upon his cashless exercise of options to purchase 300,000 shares of common stock at a price of $.15 per share.

         On May 12, 2000, the Company issued 100,000 shares of common stock to Kirk J. Girrbach upon his exercise of options to purchase 100,000 shares of common stock at a price of $.15 per share.

         On May 16, 2000, the Company issued 122,000 shares of common stock to James Lobel pursuant to the asset purchase agreement for the purchase in August 1999 of substantially all of the assets of Gallaspy & Lobel, Inc.

         On May 16, 2000, the Company issued 55,454 shares of common stock to James Lobel pursuant to an employment agreement between the Company's SmithAgency.com subsidiary and Mr. Lobel dated August 31, 1999.

         On May 16, 2000, the Company issued 20,000 shares of common stock to John Kiminas in consideration for substantially all of the assets of Dream Outloud, Inc.

         On May 16, 2000, the Company issued 15,000 shares of common stock to Chuck Krblich in consideration for services rendered.

         On May 30, 2000, the Company issued options to purchase an aggregate of 362,500 shares of common stock at a price of $.75 per share to nine of the Company's employees and directors pursuant to the Company's 2000 Performance Equity Plan.

         On June 9, 2000, the Company issued 173,000 shares of common stock to Debra A. Mason in consideration for all of the outstanding securities of Mason Strategic Communications, Inc.

         On June 9, 2000, the Company issued 96,610 shares of common stock to Debra A. Mason and 148,305 shares of common stock to John Pace pursuant to employment agreements between the Company's SmithAgency.com, Inc. subsidiary and such individuals.

         On June 15, 2000, the Company issued 200,000 shares of common stock to David Bawarsky upon his exercise of options to purchase 200,000 shares at a price of $.002 per share.

         On June 23, 2000, the Company issued options to purchase up to 180,000 shares of common stock at an initial exercise price of $.75 per share to its securities counsel, Graubard Mollen & Miller, in consideration for services rendered.

         On June 26, 2000, the Company sold 44,910 shares of common stock at a price of $.40 per share and issued warrants to purchase 4,491 shares of common stock at a price of $.55 per share, exercisable until June 25, 2005, to Swartz Private Equity, LLC in connection with a put effected under the Amended and Restated Investment Agreement between the Company and Swartz dated as of July 9, 1999.

         On July 18, 2000, the Company issued 32,000 shares of common stock, valued at $.625 per share, to Kenneth F. Darrow, P.A., in consideration for $20,000 of legal services to be rendered pursuant to a retainer agreement dated July 12, 2000.

         On July 24, 2000, the Company issued 48,000 shares of common stock, valued at $.625 per share, to Sea-Cam, Inc. in consideration for $30,000 of services rendered.

ITEM 27.          Exhibits

Exhibit
Number      Description
-------     -----------
3.1         Registrant's Articles of Incorporation, as amended (incorporated by reference from the Registrant's Quarterly Report on Form
            10-QSB for the period ended March 31, 1998, except for the July
            1998 amendment, which is incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the year ended
            December 31, 1997).

3.2 Registrant's Bylaws (incorporated by reference from the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 1998).

3.3         Certificate of Correction of Certificate of amendment to the Registrant's Articles of
            Incorporation (incorporated by reference from the Registrant's Form 10-KSB/A for the year ended December 31, 1997, filed on January 27, 2000).

4.1         Specimen common stock certificate (incorporated by reference from Exhibit 4.1 the
            Registrant's Registration Statement on Form SB-2, File No. 333-87895).

5.1         Legal opinion of Graubard Mollen & Miller.*

10.1        Employment Contract for James Lobel, dated August 31, 1999, between the
            Registrant and James Lobel (incorporated by reference from Exhibit 10.5 the
            Registrant's Registration Statement on Form SB-2, File No. 333-87895).

Exhibit
Number      Description
-------     -----------

10.2 Form of the Registrant's 2000 Performance Equity Plan (incorporated by reference from Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2000).

10.3 Forms of option agreements for options issued under Registrant's 2000 Performance Equity Plan (incorporated by reference from Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2000).

10.4 Form of Stock Purchase Agreement by and between the Registrant and Mason Strategic Communications, Inc.*

10.5        Employment agreement between SmithAgency.com, Inc. and Debra A.
            Mason, dated May 31, 2000.*

10.6 Employment agreement between SmithAgency.com, Inc. and John Pace, dated May 31, 2000.*

10.7 Form of option to purchase common stock issued to Graubard Mollen & Miller on June 23, 2000.*

10.8        Retainer agreement between the Registrant and Kenneth F. Darrow,
            P.A.*

21          Subsidiaries of the Registrant.*

23.1        Consent of Graubard Mollen & Miller (contained in Exhibit 5.1).

23.2        Consent of Gerson, Preston & Company, P.A.*

24.1 Powers of Attorney (included on the signature page to this registration statement).*

----------------------------------
*        Filed herewith.


ITEM 28. Undertakings.

         (a)      The undersigned registrant hereby undertakes that it will:

         (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)      To include any prospectus required by Section 10(a)
(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any additional or changed material information on the plan of distribution;

         (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that it will:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Ft. Lauderdale, Florida on September __, 2000.

                                      QUIKBIZ INTERNET GROUP, INC.


                                      By:  /s/ David Bawarsky
                                         ---------------------------------
                                         David Bawarsky, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Bawarsky and James Lobel, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature                            Title                                                Date
----------                           -----                                               ------
     /s/ David B. Bawarsky           Director, Chief Executive Officer             September 25, 2000
-----------------------------        (Principal Executive Officer), Chief
David B. Bawarsky                    Financial Officer and Treasurer
                                     (Principal Financial Officer)

   /s/  Kirk J. Girrbach             Director and Treasurer                        September 25, 2000
-----------------------------        (Principal Financial and
Kirk J. Girrbach                     Accounting Officer)

   /s/ James Lobel
-----------------------------        Director                                      September 25, 2000
James Lobel

    /s/ Bohdan Moroz
-----------------------------        Director                                      September 25, 2000
Dr. Bohdan Moroz